Exhibit 99.3
                            Management Discussion & Analysis
(All monetary amounts are in thousands of Canadian dollars, except per share amounts or where otherwise noted.)
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and nine months ended September 30, 2016. The Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2016 and 2015. The MD&A should also be read in conjunction with APUC's annual audited consolidated financial statements for the years ended December 31, 2015 and 2014, and the annual MD&A for the year ended December 31, 2015. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Corporation's 2015 AIF.
This MD&A is based on information available to management as of November 10, 2016.
Caution concerning forward-looking statements and non-GAAP Measures
Forward-looking statements
Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets as well as the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.
Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this MD&A and such expectations may change after this date. APUC reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, “per share cash provided by Adjusted Funds from Operations", “per share cash provided by operating activities”, "Net Energy Sales", and "Net Utility Sales", are used throughout this MD&A. The terms “Adjusted Net Earnings”, “per share cash provided by operating activities”, “Adjusted Funds from Operations”, “per share cash provided by Adjusted Funds from Operations”, Adjusted EBITDA, "Net Energy Sales" and "Net Utility Sales" are not recognized measures under GAAP. There is no standardized measure of “Adjusted Net Earnings”, Adjusted EBITDA, “Adjusted Funds from Operations”, “per share cash provided by Adjusted Funds from Operations”, “per share cash provided by operating activities”, "Net Energy Sales", and "Net Utility Sales" consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, “per share cash provided by Adjusted Funds from Operations”, “per share cash provided by operating activities”, "Net Energy Sales" and "Net Utility Sales" can be found throughout this MD&A. Per share cash provided by operating activities is not a substitute measure of performance for earnings per share. Amounts represented by per share cash provided by operating activities do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.
Use of Non-GAAP Financial Measures
Adjusted EBITDA
EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. Where APUC manages the day to day operations of a facility and receives the majority of its economic benefits, the full operating profit of such facility is included in calculating the measure. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Cash flows from operating activities of APUC can be impacted positively or negatively by changes in working capital balances, acquisition expenses, litigation expenses, and cash provided or used in discontinued operations. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable) changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. Where APUC manages the day to day operations of a facility and receives the majority of its economic benefits, the Adjusted Funds from Operations of the entire facility is included in calculating the measure. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.
Net Energy Sales
Net Energy Sales are a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where revenue generally is increased or decreased in response to increases or decreases in the cost of the commodity to produce that revenue. APUC uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the revenue that is charged. APUC believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.

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Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by the utility customer. APUC believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. Where the Company manages the day to day operations of a facility and receives the majority of its economic benefits, the full operating profit of such facility is included in calculating the measure. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's 2015 AIF.
Overview and Business Strategy
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through real per share growth in earnings and cash flow to support a growing dividend and share price appreciation.
APUC’s current quarterly dividend to shareholders is U.S. $0.1059 per common share or U.S. $0.4235 per common share per annum. Based on exchange rates as at November 10, 2016, the quarterly dividend is equivalent to Cdn $0.1427 per common share or Cdn $0.5708 per common share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Further increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.
APUC's operations are organized across three North American business units consisting of Generation, Distribution, and Transmission. The Generation Business Group ("Generation Group") owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets; the Distribution Business Group ("Distribution Group") owns and operates a portfolio of regulated electric, natural gas, and water distribution and wastewater collection utility systems; and the Transmission Business Group ("Transmission Group") is responsible for evaluating and capitalizing upon natural gas pipeline and electric transmission asset opportunities.
Generation Business Group
The Generation Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean energy power generation facilities located across North America. The Generation Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Generation Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 120 MW, 900 MW, 30 MW, and 335 MW, respectively. Approximately 86% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which have a production-weighted average remaining contract life of 15 years.

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The Generation Group also has a portfolio of development projects that when constructed will add approximately 511 MW of generation capacity from wind and solar powered generating facilities that have a production-weighted average contract life of 21 years.
Distribution Business Group
The Distribution Group operates diversified regulated electricity, natural gas, water distribution and wastewater collection utility services to approximately 564,000 connections. The Distribution Group provides safe, high quality, and reliable services to its ratepayers through its nationwide portfolio of utility systems and delivers stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, the Distribution Group delivers continued growth in earnings through accretive acquisition of additional utility systems.
The Distribution Group's regulated electrical distribution utility systems and related generation assets are located in the States of California and New Hampshire and together serve approximately 93,000 electric connections.
The Distribution Group's regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, Missouri, and New Hampshire and together serve approximately 293,000 natural gas connections.
The Distribution Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, Montana, and Texas and together serve approximately 178,000 connections.
Transmission Business Group
The Transmission Group is responsible for identifying, evaluating and capitalizing upon natural gas pipeline and electric transmission investment opportunities in North America. The Company believes that the Transmission Group complements the growth of both the Generation and Distribution Groups and enables APUC further opportunities for direct involvement in the North American energy industry.

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Third Quarter Major Highlights
Corporate Highlights
Declaration of Canadian Equivalent Fourth Quarter Dividend of Cdn $0.1377 (U.S. $0.1059) per Common Share
On November 10, 2016, APUC announced that the Board of Directors of APUC declared the fourth quarter 2016 dividends of U.S. $0.1059 per common share. Based on the Bank of Canada noon exchange rate on the declaration date, the Canadian dollar equivalent for the fourth quarter 2016 dividends is set at Cdn $0.1377 per common share.
The previous four quarter equivalent Canadian dollar dividends per common share have been as follows:

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Total
U.S. dollar dividend	$0.0963	$0.1059	$0.1059	$0.1059	$0.4139
Canadian dollar equivalent	$0.1287	$0.1361	$0.1377	$0.1427	$0.5452
Strong Third Quarter Operating results
APUC recorded strong third quarter 2016 results relative to the same period last year.

(all dollar amounts in $ millions except per share information)	Three Months Ended September 30
	2016	2015	Change
Adjusted EBITDA	$91.4	$70.2	30%
Adjusted Funds from Operations	$61.0	$54.3	12%
Adjusted Net Earnings per Share	$0.09	$0.06	50%
The Empire District Electric Company Merger Approvals Nearly Complete
On June 16, 2016, Empire's shareholders voted to approve the previously announced Agreement and Plan of Merger pursuant to which APUC, through a wholly owned subsidiary, will acquire The Empire District Electric Company (“Empire”) (NYSE:EDE) and its subsidiaries (the “Acquisition”).
Approximately 95.5% of votes cast voted in favour of the proposed merger.
The Transaction is expected to close early in 2017. Closing is subject to receipt of certain state and federal regulatory and government approvals, including approval of the relevant commissions of the states of Arkansas, Kansas, Missouri and Oklahoma (collectively, the "State Commissions"), the Federal Communications Commission (the "FCC"), the Committee on Foreign Investment in the United States and the Federal Energy Regulatory Commission (the "FERC"), and the expiration or termination of the waiting period under the Hart-Scott-Rodino Act.
Applications to four state commissions (AR, KS, MO, OK) as well as the FERC were filed on March 16, 2016.
On May 6, 2016, the FERC issued an order approving the proposed acquisition of Empire. The order did not contain any material conditions.
On May 12, 2016, the Oklahoma Corporation Commission issued an order approving the proposed acquisition of Empire by Liberty Utilities Co. The order approves the Acquisition as filed, without any material conditions.
On September 7, 2016, the Missouri Public Service Commission issued an Order approving the transaction. The Stipulation conditions demonstrate that the transaction is consistent with the approval standard in Missouri.
On September 28, 2016, the Arkansas Public Service Commission ("APSC") approved a joint Stipulation and Settlement Agreement recommending approval of the merger subject to certain conditions which are not considered material.
On October 7, 2016, a stipulation agreement amongst APUC, Empire, and the Kansas Corporation Commission ("KCC") staff was reached and filed with the KCC. A final KCC decision is expected in late 2016, which would allow the transaction to close in early 2017. The statutory time limit for a final KCC decision is January 10, 2017.
Financing Related to the Transaction
On October 25, 2016, the Distribution Group entered into hedges to fix the underlying interest rates for U.S. $500.0 million of the anticipated debt financing in contemplation of closing the Acquisition. The hedges mature on February 13, 2017 and consist of forward purchase contracts of U.S. $250.0 million 10 year U.S. treasuries at approximately1.84% and U.S. $250.0 million 30 year U.S. treasuries at approximately 2.55%.
In order to mitigate the potential effect of foreign exchange rates on the proceeds received from the Convertible Debentures raised in Canadian dollars in contemplation of this acquisition, the Company has converted approximately 73% of the total

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expected proceeds into U.S. dollars by purchasing spot and forward currency exchange contracts with an average U.S. exchange rate of approximately 1.32. The Company has carried out these transactions over the course of the current year.
See also Empire District Electric Company Acquisition in Distribution Business Group.
Dual Listing of Algonquin Common Shares on the New York Stock Exchange
During the quarter, the Company initiated a process to request approval to list its common shares on the New York Stock Exchange (“NYSE”). The Company has been a U.S. Securities and Exchange Commission (“SEC”) registrant since 2009. Pending final approval by the NYSE, we anticipate the Company’s shares to begin trading on the NYSE within the fourth quarter of 2016. Algonquin will continue to have its shares listed on the Toronto Stock Exchange.
Generation Group Highlights
Completion of the Odell Wind Project
On July 29, 2016, the Odell Wind Facility achieved commercial operation ("COD"). The project consists of a 200 MW wind generating facility located in Cottonwood, Jackson, Martin, and Watonwan counties in Minnesota. On August 5, 2016, tax equity financing of approximately U.S. $180 million was completed. The Odell Wind Facility is the Generation Group's ninth wind generating facility and consists of 100 Vestas V110 2.0 wind turbines. The facility is expected to generate 831.8 GW-hrs of energy per year, 2.1% higher than initial estimates.
On September 15, 2016, the Company acquired the remaining 50% interest in Odell SponsorCo LLC for U.S $26.5 million and now controls the project.
CRCE Credit at St. Damase
On September 16, 2016, Revenu Québec issued a notice of assessment in regards of the Company's Canadian renewable and conservation expense ("CRCE") refundable tax credit claim for the St. Damase Wind Facility in an amount of $14.3 million. The Company received payment on October 6, 2016.
Distribution Group Highlights
Arizona Rate Case Settlements
Subsequent to the third quarter, the Company received approvals of general rate case settlements from the Arizona Corporate Commission for its Bella Vista Water and Rio Rico Water and Wastewater Systems for combined revenue increases of U.S. $1.9 million effective November 2016. See the "Regulatory Proceedings" section for additional details.

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2016 Third Quarter Results From Operations

Key Financial Information	Three Months Ended September 30
(all dollar amounts in $ millions except per share information)	2016	2015
Revenue	$221.3	$189.6
Adjusted EBITDA[1]	91.4	70.2
Cash provided by operating activities	22.6	76.2
Adjusted Funds from Operations[1]	61.0	54.3
Net earnings attributable to shareholders from continuing operations	17.7	16.7
Net earnings attributable to shareholders	17.7	16.5
Adjusted Net Earnings[1]	26.6	17.3
Dividends declared to common shareholders	37.6	32.6
Weighted average number of common shares outstanding	273,202,368	252,352,179
Per share
Basic net earnings/(loss) from continuing operations	$0.06	$0.06
Basic net earnings/(loss)	$0.06	$0.05
Adjusted Net Earnings[1,2]	$0.09	$0.06
Diluted net earnings/(loss)	$0.05	$0.05
Cash provided by operating activities[1,2]	$0.08	$0.32
Adjusted Funds from Operations[1,2]	$0.22	$0.22
Dividends declared to common shareholders	$0.14	$0.13

1	Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings, cash provided by operating activities and Adjusted Funds from Operations to enhance assessment and understanding of the performance of APUC.
The Company’s management reporting structure is aligned under three business units: Generation, Distribution, and Transmission Business Groups. At present, the Transmission Group is grouped with Corporate.
For the three months ended September 30, 2016, APUC experienced an average U.S. exchange rate of approximately 1.3047 as compared to 1.3091 in the same period in 2015. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities is affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.
For the three months ended September 30, 2016, APUC reported total revenue of $221.3 million as compared to $189.6 million during the same period in 2015, an increase of $31.7 million. The major factors resulting in the increase in APUC revenue in the three months ended September 30, 2016 as compared to the corresponding period in 2015 are set out as follows:

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(all dollar amounts in $ millions)	Three Months Ended September 30
Comparative Prior Period Revenue	$189.6
GENERATION GROUP
Existing Facilities
Hydro: Increase is primarily due to the receipt of retroactive Global Adjustment payments ($5.4 million) from the Ontario Electricity Financial Corporation ("OEFC") and improved hydrology in the Maritimes, partially offset by lower production in the Quebec region and lower realized rates at two sites in the region with renewed PPAs whose pricing is under negotiation.	6.6
Wind Canada: Decrease is primarily due to the expiry of the Canadian Federal Wind Power Production Incentive ("WPPI") for the St. Leon Wind Facility.	(0.3)
Wind US: Decrease is due to lower market prices and production volumes at existing sites.	(0.5)
Solar Canada: The Cornwall Solar Facility operated consistently with the prior year.	0.1
Solar US: Availability at the Bakersfield I Solar Facility was higher this year due to unscheduled maintenance that occurred in the prior year.	0.6
Thermal: Increase is primarily due to higher REC revenue and production at the Windsor Locks Thermal Facility, partially offset by lower production at the Sanger Thermal Facility.	0.2
Other:	(0.2)
6.5
New Facilities
Wind US: The new Odell Wind Facility achieved COD on July 29, 2016 and was consolidated into earnings effective September 15, 2016.	1.4
1.4
Foreign Exchange	(0.1)

DISTRIBUTION GROUP
Existing Facilities
Electricity: Increase is primarily related to higher residential demand at the Granite State Electric System as compared to the prior year.	0.3
Gas: Decrease is primarily due to lower demand at the Midstates and New England Gas systems.	(0.7)
Water: Increase is primarily due to higher consumption at the LPSCo and Bella Vista Water Systems.	0.6
Other: Decrease is primarily due to lower revenues for contracted services and the sale of the water heater rental business in the New England Gas System.	(6.1)
(5.9)
New Facilities
Water: Increase is due to the acquisition of the Park Water System on January 8, 2016.	28.5
28.5
Rate Cases
Electricity: Implementation of interim rates at the Granite State Electric system.	0.8
Gas: Implementation of new rates at the Peach State and New England Gas Systems.	1.0
1.8
Foreign Exchange	(0.5)
Current Period Revenue	$221.3
A more detailed discussion of these factors is presented within the business unit analysis.
Adjusted EBITDA in the three months ended September 30, 2016 totalled $91.4 million as compared to $70.2 million during the same period in 2015, an increase of $21.2 million or 30.2%. The increase in Adjusted EBITDA was primarily due to the newly acquired Park Water System, the impact of rate case settlements and increased operating profit from the Hydro facilities. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
For the three months ended September 30, 2016, net earnings attributable to shareholders totalled $17.7 million as compared to $16.5 million during the same period in 2015, an increase of $1.2 million or 7.3%. The increase was due to a $21.9 million increase in earnings from operating facilities, $4.6 million increase in gains from derivative instruments, $1.7 million increase in foreign exchange gain, $1.7 million increase in other gains, $1.3 million decrease in net loss on long lived assets, $0.2 million decrease in loss on discontinued operations, and $1.3 million decrease in income tax expense (tax explanations

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are discussed in APUC: Corporate and Other Expenses). These items were partially offset by a $5.0 million increase in depreciation and amortization expenses, $3.6 million increase in administration charges, $19.4 million increase in interest expense, $1.5 million increase in acquisition costs, $0.8 million decrease in interest and dividend income, and $1.2 million decrease in earnings attributable to non-controlling interests, as compared to the same period in 2015.
During the three months ended September 30, 2016, cash provided by operating activities totalled $22.6 million or $0.08 per share as compared to cash provided by operating activities of $76.2 million or $0.32 per share during the same period in 2015. During the three months ended September 30, 2016, Adjusted Funds from Operations totalled $61.0 million or $0.22 per share as compared to Adjusted Funds from Operations of $54.3 million or $0.22 per share during the same period in 2015. The change in Adjusted Funds from Operations in the three months ended September 30, 2016 is primarily due to increased earnings from operations, as compared to the same period in 2015.
Cash per share provided by operating activities and per share Adjusted Funds from Operations are non-GAAP measures. Per share cash provided by operating activities and per share Adjusted Funds from Operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share Adjusted Funds from Operations do not necessarily represent amounts available for distribution to shareholders.
2016 Year-to-Date Results From Operations

Key Financial Information	Nine Months Ended September 30
(all dollar amounts in $ millions except per share information)	2016	2015
Revenue	$785.8	$767.6
Adjusted EBITDA[1]	338.6	266.0
Cash provided by operating activities	166.0	167.5
Adjusted Funds from Operations[1]	260.0	210.3
Net earnings attributable to shareholders from continuing operations	84.6	80.5
Net earnings attributable to shareholders	84.6	79.5
Adjusted Net Earnings[1]	114.0	82.0
Dividends declared to common shareholders	$109.6	$90.6
Weighted average number of common shares outstanding	271,120,426	251,528,726
Per share
Basic net earnings	$0.28	$0.29
Adjusted Net Earnings[1,2]	$0.40	$0.31
Diluted net earnings	$0.28	$0.28
Cash provided (used) by operating activities[1,2]	$0.63	$0.70
Adjusted Funds from Operations[1,2]	$0.95	$0.85
Dividends declared to common shareholders	$0.40	$0.36
Total assets	6,020.8	4,759.0
Long term debt[3]	2,380.8	1,613.3

1	Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings, cash provided by operating activities and Adjusted Funds from Operations to enhance assessment and understanding of the performance of APUC.
3	Includes current and long-term portion of debt and convertible debentures per the financial statements.
For the nine months ended September 30, 2016, APUC experienced an average U.S. exchange rate of approximately $1.3224 as compared to $1.2598 in the same period in 2015. As such, any year over year variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.
For the nine months ended September 30, 2016, APUC reported total revenue of $785.8 million as compared to $767.6 million during the same period in 2015, an increase of $18.2 million or 2.4%. The major factors resulting in the increase in APUC revenue for the nine months ended September 30, 2016 as compared to the corresponding period in 2015 are set out as follows:

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(all dollar amounts in $ millions)	Nine Months Ended September 30
Comparative Prior Period Revenue	$767.6
GENERATION GROUP
Existing Facilities
Hydro: Increase is primarily due to the receipt of retroactive Global Adjustment payments ($8.4 million) from the OEFC in Ontario and improved hydrology in the Quebec and Maritimes regions.	9.9
Wind Canada: Decrease is due to the expiry of the Canadian Federal WPPI for the St. Leon Wind Facility.	(1.7)
Wind US: Consistent with prior period due to increased wind production at the Minonk Wind Facility offset by lower wind production and related REC revenues at the Sandy, Senate, and Shady Oaks Wind Facilities.	—
Solar Canada: Increase was primarily due to increased production due to improved irradiance as compared to the prior year.	0.3
Thermal: Decrease is primarily due to lower gas prices, which is a pass-through, at the thermal facilities, and reduced demand for steam.	(3.6)
Other:	(0.9)
4.0
New Facilities
Wind Canada: Increase is due to the Morse Wind Facility which achieved COD in April 2015.	3.7
Wind US: The new Odell Wind Facility achieved COD on July 29, 2016 and was consolidated into earnings effective September 15, 2016.	1.4
Solar US: Increase is due to the Bakersfield I Solar Facility achieving COD within the provisions of the PPA in April 2015, and greater availability at the facility due to unscheduled maintenance in the prior year.	2.2
7.3
Foreign Exchange	6.0

DISTRIBUTION GROUP
Existing Facilities
Electricity: Decrease is primarily due to reduced demand at the Granite State Electric System partially offset by increased residential demand at the Calpeco Electric System.	(13.3)
Gas: Decrease is primarily due to lower demand at the gas utility systems due to warmer winter weather experienced in the year.	(102.5)
Water: Increase is primarily due to higher consumption at the LPSCo and Bella Vista Water Systems.	2.7
Other: Decrease is primarily due to lower revenues for contracted services and the sale of the water heater rental business in the New England Gas System.	(9.3)
(122.4)
New Facilities
Water: Increase is due to the acquisition of the Park Water System on January 8, 2016.	75.7
75.7
Rate Cases
Gas: Implementation of new rates at the EnergyNorth, Peach State, Illinois and New England Gas Systems.	8.9
Water: Implementation of new rates at the Pine Bluff Water System.	0.2
9.1
Foreign Exchange	38.5
Current Period Revenue	$785.8
A more detailed discussion of these factors is presented within the business unit analysis.
Adjusted EBITDA in the nine months ended September 30, 2016 totalled $338.6 million as compared to $266.0 million during the same period in 2015, an increase of $72.6 million or 27.3%. A detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
For the nine months ended September 30, 2016, net earnings attributable to shareholders totalled $84.6 million as compared to $79.5 million during the same period in 2015, an increase of $5.1 million. The increase was due to a $70.7 million increase in earnings from operating facilities, $0.7 million increase in gain from derivative instruments, $0.1 million increase

Q3 2016 Report	10
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

in interest and dividend income, $5.5 million increase in Other Gains, $4.2 million increase in gain on long lived assets, $3.1 million increase in losses attributable to non-controlling interests, $1.0 million of decrease in loss on discontinued operations and $6.3 million decrease in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses). These items were partially offset by $26.4 million increase in depreciation and amortization expenses, $6.4 million increase in administration charges, $1.1 million decrease in foreign exchange gain, $44.3 million increase in interest expense and $8.3 million increase in acquisition costs as compared to the same period in 2015.
During the nine months ended September 30, 2016, cash provided by operating activities totalled $166 million or $0.63 per share as compared to cash provided by operating activities of $167.5 million, or $0.70 per share during the same period in 2015. During the nine months ended September 30, 2016, Adjusted Funds from Operations, a non-GAAP measure, totalled $260 million or $0.95 per share as compared to Adjusted Funds from Operations of $210.3 million, or $0.85 per share during the same period in 2015, an increase of $49.7 million.
Cash per share provided by operating activities and per share Adjusted Funds from Operations are non-GAAP measures. Per share cash provided by operating activities and per share Adjusted Funds from Operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share Adjusted Funds from Operations do not necessarily represent amounts available for distribution to shareholders.
2016 Adjusted EBITDA Summary
Adjusted EBITDA (see Non-GAAP Performance Measures) in the three months ended September 30, 2016 totalled $91.3 million as compared to $70.2 million during the same period in 2015, an increase of $21.1 million or 30.1%. Adjusted EBITDA in the nine months ended September 30, 2016 totalled $338.6 million as compared to $266.0 million during the same period in 2015, an increase of $72.6 million or 27.3%. The breakdown of Adjusted EBITDA by the company's main operating segments and a summary of changes is shown below.

Adjusted EBITDA by segment	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2016	2015	2016	2015
Generation Business Group Operating Profit	$44.8	$35.5	$155.4	$127.0
Distribution Business Group Operating Profit	58.1	42.5	215.6	165.1
Administrative Expenses	(12.1)	(8.5)	(33.9)	(27.5)
Other Income & Expenses	0.5	0.7	1.5	1.4
Total Algonquin Power & Utilities Adjusted EBITDA	$91.3	$70.2	$338.6	$266.0
Change in Adjusted EBITDA ($)	$21.1		$72.6
Change in Adjusted EBITDA (%)	30.1%		27.3%

Change in Adjusted EBITDA	Three Months Ended September 30, 2016
(all dollar amounts in $ millions)	Generation	Distribution	Corporate	Total
Prior period balances	$35.5	$42.5	$(7.8)	$70.2
Existing Facilities	6.7	(2.5)	(0.2)	4.0
New Facilities	2.5	16.5	—	19.0
Rate Cases	—	1.8	—	1.8
Foreign Exchange Impact	0.1	(0.2)	—	(0.1)
Administrative Expenses	—	—	(3.6)	(3.6)
Total change during the period	$9.3	$15.6	$(3.8)	$21.1
Current period balances	$44.8	$58.1	$(11.6)	$91.3

Q3 2016 Report	11
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Change in Adjusted EBITDA	Nine Months Ended September 30, 2016
(all dollar amounts in $ millions)	Generation	Distribution	Corporate	Total
Prior period balances	$127.0	$165.1	$(26.1)	$266.0
Existing Facilities	14.8	(7.3)	0.1	7.6
New Facilities	9.6	37.7	—	47.3
Rate cases	—	9.1	—	9.1
Foreign Exchange Impact	4.0	11.0	—	15.0
Administration Expenses	—	—	(6.4)	(6.4)
Total change during the period	$28.4	$50.5	$(6.3)	$72.6
Current period balances	$155.4	$215.6	$(32.4)	$338.6
GENERATION BUSINESS GROUP

2016 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended September 30		Long Term Average Resource	Nine Months Ended September 30
(Performance in GW-hrs sold)		2016	2015		2016	2015
Hydro Facilities:
Maritime Region	20.7	28.0	20.5	110.6	122.2	101.4
Quebec Region[1]	62.3	50.2	61.6	200.7	203.5	188.1
Ontario Region	28.5	26.4	30.5	104.0	98.2	106.4
Western Region	23.8	27.4	19.7	52.4	48.0	42.6
	135.3	132.0	132.3	467.7	471.9	438.5
Wind Facilities:
St. Damase[2]	16.9	15.4	16.2	54.2	54.0	52.7
St. Leon	87.9	81.7	84.9	308.8	286.5	302.6
Red Lily[3]	20.4	16.5	17.4	64.4	57.2	58.1
Morse[4]	22.6	20.2	18.2	78.3	67.1	37.3
Sandy Ridge	29.9	23.8	20.3	114.7	104.0	106.3
Minonk	107.6	87.4	91.7	478.5	450.9	424.7
Senate	91.7	102.4	103.7	380.4	367.7	332.9
Shady Oaks	53.2	47.9	51.6	264.3	219.5	228.1
Odell[5]	110.7	86.5	—	110.7	86.5	—
	540.9	481.8	404.0	1,854.3	1,693.4	1,542.7
Solar Facilities:
Cornwall	4.8	5.4	5.1	12.5	13.7	12.9
Bakersfield I6	17.0	15.9	11.8	43.9	38.5	26.3
	21.8	21.3	16.9	56.4	52.2	39.2
Renewable Energy Performance	698.0	635.1	553.2	2,378.4	2,217.5	2,020.4

Thermal Facilities:
Windsor Locks	N/A7	45.0	30.7	N/A7	100.1	88.2
Sanger	N/A7	32.0	36.6	N/A7	89.9	97.4
		77.0	67.3		190.0	185.6
Total Performance		712.1	620.5		2,407.5	2,206.0

Q3 2016 Report	12
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

1	The Generation Group's 4.8 MW Donnacona Hydro Facility has been offline since May 2015. Reconstruction of the Donnacona Dam has commenced.
2	The quarterly timing of the long term average resource for St. Damase has been adjusted based on the first full year of operation. The annual value is unchanged.
3
Effective April 12, 2016, APUC, through its subsidiary, exercised its option and acquired a 75% equity interest in the facility. For financial accounting purposes, APUC's majority interest in the Red Lily Wind Facility will be accounted for using the equity method. The production figures represent full energy produced by the facility.

4	The Morse Wind Facility achieved commercial operation on April 22, 2015.
5
The Odell Wind Facility achieved commercial operation on July 29, 2016 and was treated as an equity investment until September 15, 2016 at which time the Company acquired the remaining 50% ownership in the facility. The LTAR and production noted above represents all production from the date of COD.

6	The Bakersfield I Solar Facility achieved commercial operation on April 14, 2015 in accordance with the terms of the PPA.
7	Natural gas fired co-generation facility.
2016 Third Quarter Generation Performance
For the three months ended September 30, 2016, the Generation Group generated 712.1 GW-hrs of electricity as compared to 620.5 GW-hrs during the same period of 2015.
For the three months ended September 30, 2016, the hydro facilities generated 132.0 GW-hrs of electricity, as compared to 132.3 GW-hrs produced in the same period in 2015, a decrease of 0.2%. Electricity generated represented 97.6% of long-term average resources ("LTAR") as compared to 97.8% during the same period in 2015. In the quarter, increased generation in the Maritimes and Western regions offset declines in Quebec and Ontario.
For the three months ended September 30, 2016, the wind facilities produced 481.8 GW-hrs of electricity, as compared to 404.0 GW-hrs produced in the same period in 2015, an increase of 19.3%. The higher generation was primarily due to the Odell Wind Facility achieving commercial operation ("COD") on July 29, 2016. This was partly offset by lower production at the Minonk, Shady Oaks and St. Leon Wind Facilities. During the three months ended September 30, 2016, the wind facilities (excluding the Odell Wind Facility) generated electricity equal to 91.9% of LTAR as compared to 94.0% during the same period in 2015.
For the three months ended September 30, 2016, the solar facilities generated 21.3 GW-hrs of electricity as compared to 16.9 GW-hrs of electricity in the same period in 2015, an increase of 26.0%. The increase in production is largely attributable to the Bakersfield I Solar Facility which was negatively impacted by unscheduled maintenance in the prior year. Cornwall's production was 12.5% above its LTAR as compared to 6.3% above its LTAR in the same period in 2015.
For the three months ended September 30, 2016, the thermal facilities generated 77.0 GW-hrs of electricity as compared to 67.3 GW-hrs of electricity during the same period in 2015. During the same period, the Windsor Locks Thermal Facility generated 103.9 billion lbs of steam, as compared to 121.1 billion lbs of steam during the same period in 2015.
2016 Year-to-Date Generation Performance
For the nine months ended September 30, 2016, the Generation Group generated 2,407.5 GW-hrs of electricity as compared to 2,206.0 GW-hrs during 2015.
For the nine months ended September 30, 2016, the hydro facilities generated 471.9 GW-hrs of electricity as compared to 438.5 GW-hrs produced in the same period in 2015, an increase of 7.6%. Electricity generated represented 100.9% of long-term projected average resources as compared to 93.8% during the same period in 2015. During the nine months ended September 30, 2016, the Quebec and Maritimes Hydro regions achieved production above their LTAR, while the Western and Ontario regions were below their respective LTAR. The Quebec region was above its LTAR despite the Donnacona Hydro Facility being offline during the period.
For the nine months ended September 30, 2016, the wind facilities produced 1,693.4 GW-hrs of electricity as compared to 1,542.7 GW-hrs produced in the same period in 2015, an increase of 9.8%. During the nine months ended September 30, 2016, the wind facilities generated electricity equal to 91.3% of LTAR, as compared to 90.3% during the same period in 2015. The increase in production was primarily due to higher production at the Minonk and Senate Wind Facilities, as well as the incremental electricity generated at the Morse and Odell Wind Facilities which achieved commercial operation on April 22, 2015 and July 29, 2016 respectively.
For the nine months ended September 30, 2016, the solar facilities generated 52.2 GW-hrs of electricity as compared to 39.2 GW-hrs of electricity produced in the same period in 2015, an increase of 33.2%. The increase in production is attributable to the new Bakersfield I Solar Facility which achieved COD on April 14, 2015. The Cornwall Solar Facility's production was 9.6% above its LTAR as compared to 3.2% above its LTAR in the same period last year. The Bakersfield I Solar Facility's production was 12.3% below its LTAR due to unscheduled maintenance.
For the nine months ended September 30, 2016, the thermal facilities generated 190.0 GW-hrs of electricity as compared to 185.6 GW-hrs of electricity during the same period in 2015. During the same period, the Windsor Locks Thermal Facility generated 423.2 billion lbs of steam as compared to 458.0 billion lbs of steam during the same period in 2015.

Q3 2016 Report	13
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2016 Generation Group Operating Results	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2016	2015	2016	2015
Revenue[1]
Hydro	$17.9	$11.4	$51.9	$41.1
Wind	22.8	22.7	85.6	79.6
Solar	4.7	4.0	11.3	8.6
Thermal	10.9	11.3	27.3	30.2
Total Revenue	$56.3	$49.4	$176.1	$159.5
Less:
Cost of Sales - Energy[2]	(1.6)	(1.5)	(3.9)	(8.6)
Cost of Sales - Thermal	(4.4)	(3.7)	(11.1)	(14.0)
Realized gain/(loss) on hedges[3]	—	—	(0.9)	0.6
Net Energy Sales[5]	$50.3	$44.2	$160.2	$137.5
Renewable Energy Credits ("REC")[4]	3.6	2.5	13.9	12.6
Other Revenue	0.6	0.6	1.9	1.7
Total Net Revenue	$54.5	$47.3	$176.0	$151.8
Expenses & Other Income
Operating expenses	(17.4)	(17.0)	(52.2)	(48.6)
Interest, dividend, equity and other income	1.4	—	1.4	0.3
Operating Profit from non-Consolidated entities[5]	1.1	0.7	2.8	2.1
HLBV income[6]	5.2	4.5	27.4	21.4
Divisional Operating Profit[7,8]	$44.8	$35.5	$155.4	$127.0

1
While most of the Generation Group's PPAs include annual rate increases, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Facility which is sold to retail and industrial customers under multi-year contracts.

3	See financial statements note 21(b)(iv).
4
Qualifying renewable energy projects receive Renewable Energy Credits ("REC") for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source. The REC can be traded and the owner of the REC can claim to have purchases of renewable energy. REC revenue is recognized only at the time a generated REC unit is matched up with a previously signed REC sales contract with a third party.  Generated REC units not immediately available to match against a signed contract are recorded as inventory, with the offset recorded as a decrease in operating expenses.

5
When the Generation Business Group manages the day to day operations of a facility and receives the majority of its economic benefits, the full operating profit of such facility is included in calculation of divisional operating profit. Certain figures recorded in accordance with GAAP have been adjusted to conform to this presentation.

6
Hypothetical Liquidation at Book Value (“HLBV”) income represents the value of net tax attributes earned by the Generation Group in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities.

7	Certain prior year items have been reclassified to conform with current year presentation
8	See Non-GAAP Financial Measures.

Q3 2016 Report	14
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2016 Third Quarter Operating Results
For the three months ended September 30, 2016, the Generation Group facilities generated $44.8 million of operating profit as compared to $35.5 million during the same period in 2015, which represents an increase of $9.3 million, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended September 30
Prior Period Operating Profit	$35.5
Existing Facilities
Hydro: Increase is primarily due to the receipt of retroactive Global Adjustment payments ($5.4 million) from the OEFC and improved hydrology in the Maritimes, partially offset by lower production and lower rates at two facilities in the Quebec region.	6.6
Wind Canada: Decrease is primarily due to the expiry of the Canadian Federal WPPI for the St. Leon Wind Facility.	(0.3)
Wind US: Decrease is primarily due to annual increases in costs related to O&M contracts, insurance and property tax.	(1.1)
Solar Canada: Increase is primarily due to lower operating costs compared to the previous year.	0.3
Solar US: Increase is due to higher production and HLBV income at the Bakersfield I Solar Facility as compared to the same period in the prior year.	1.4
Thermal: Decrease is due to lower production and increased gas prices at the Sanger Thermal Facility.	(0.6)
Other: Increase is primarily due to interest income earned on the OEFC's Global Adjustment payments.	0.4
6.7
New Facilities
Wind Canada: Incremental operating profit from the purchase of the Red Lily Wind Facility.	1.0
Wind US: The new Odell Wind Facility achieved COD on July 29, 2016 and was consolidated into earnings effective September 15, 2016.	1.5
2.5
Foreign Exchange	0.1
Current Period Divisional Operating Profit	$44.8

Q3 2016 Report	15
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2016 Year-to-Date Operating Results
For the nine months ended September 30, 2016, the Generation Group facilities generated $155.4 million of operating profit as compared to $127.0 million during the same period in 2015, which represents an increase of $28.4 million or 22.4%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine Months Ended September 30
Prior Period Operating Profit	$127.0
Existing Facilities
Hydro: Increase is primarily due to the receipt of retroactive Global Adjustment payments ($8.4 million) from the OEFC and improved hydrology in the Quebec and Maritime regions.	13.8
Wind Canada: Decrease is primarily due to the expiry of Canadian Federal WPPI for the St. Leon Wind Facility.	(1.8)
Wind US: Increase is primarily due to higher HLBV income due to the reduced economic interest of Tax Equity investors partially offset by lower production at the Shady Oaks Facility.	2.6
Solar Canada: Increase is primarily due to higher production as a result of improved irradiance, compared to the same period in the prior year.	0.4
Thermal: The decrease was primarily due to reduced customer demand at the Sanger Thermal Facility.	(0.5)
Other: Increase is primarily due to interest income earned on Global Adjustment payments.	0.3
14.8
New Facilities
Wind Canada: The Morse Wind Facility achieved COD on April 22, 2015.	3.3
Wind Canada: Incremental operating profit from the purchase of the Red Lily Wind Facility.	1.2
Wind US: The new Odell Wind Facility achieved COD on July 29, 2016, and was consolidated into earnings effective September 15, 2016.	1.5
Solar US: The Bakersfield I Solar Facility achieved COD in accordance with its PPA on April 14, 2015.	3.6
9.6
Foreign Exchange	4.0
Current Period Divisional Operating Profit	$155.4

Q3 2016 Report	16
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

GENERATION BUSINESS GROUP
Development Division
The Development Division works to identify, develop and construct new power generating facilities as well as to identify and acquire operating projects that would be complementary and accretive to the Generation Group’s existing portfolio.
The Generation Group’s Development Division has successfully advanced a number of projects and has been awarded or acquired a number of PPAs.  All of the projects contained in the table below meet the following criteria: a proven wind or solar resource, a signed PPA with credit-worthy counterparties, and meet or exceed the Company's investment return criteria.

Project Name	Location	Size (MW)	Estimated Capital Cost (millions)[5]	Commercial Operation	PPA Term	Production GW-hrs
Projects in Construction
Bakersfield II Solar Project[1]	California	10	$35.4	2016	20	24.2
Deerfield Wind Project[2]	Michigan	150	397.4	2016/17	20	555.2
Total Projects in Construction		160	$432.8			579.4

Projects in Development
Amherst Island Wind Project	Ontario	75	$272.5	2018	20	235.0
Chaplin Wind Project	Saskatchewan	177	340.0	2019/20	25	720.0
Great Bay Solar Project[3]	Maryland	75	236.1	2017	10	152.0
Val-Eo Wind Project[4]	Quebec	24	70.0	2017/18	20	66.0
Total Projects in Development		351	$918.6			1,173.0
Total in Construction and Development		511	$1,351.4			1,752.4

1	Total cost of the project is expected to be approximately $27 million in U.S. dollars.
2	Total cost of the project is expected to be approximately $303 million in U.S. dollars.
3	The total cost of the project is expected to be approximately $180 million in U.S. dollars.
4	All figures refer solely to Phase I of the Val-Eo Wind Project.
5	U.S.$ amounts converted at the exchange rate in effect at the end of the current reporting period
Projects in Construction or Recently Completed
Bakersfield II Solar Project
The Bakersfield II Solar Project is a 10 MWac solar powered electric generating project adjacent to the Generation Group's 20 MWac Bakersfield I Solar Project in Kern County, California.
Construction of the project commenced in the second quarter of 2015. As of September 30, 2016, all modules, trackers, and inverters have been installed and the substation has been successfully interconnected and back fed by the off-taker. Mechanical completion was achieved in September 2016, and the project has a commercial operation date targeted before the end of 2016. Closing of the tax equity investment is expected to occur shortly thereafter.
Deerfield Wind Project
The Deerfield Wind Project is a 150 MW wind powered electric generating development project located in central Michigan and is being constructed on approximately 20,000 acres of leased land.
Construction of the project commenced in the fourth quarter of 2015. As of the date of this MD&A, all private land access roads have been constructed, all foundations have been installed, and all 72 turbines have been erected. The project has a commercial operation date targeted for the fourth quarter of 2016 or early 2017.
Projects in Development
Amherst Island Wind Project
The Amherst Island Wind Project is a 75 MW wind powered electric generating development project located on Amherst Island near the village of Stella, approximately 15 km southwest of Kingston, Ontario. The 75 MW project was awarded a Feed-In-Tariff (“FIT”) contract by the OPA as part of the second round of the OPA’s FIT program.

Q3 2016 Report	17
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

The Renewable Energy Approval ("REA") was issued on August 24, 2015 following 29 months of review by the Ontario Ministry of Environment. An appeal of the REA was made to the Environmental Review Tribunal (“ERT”) in 2015. The ERT decision to uphold the REA was issued on August 3, 2016.  The project is now moving to the final development and construction stage.
Since the REA decision, Algonquin has moved ahead with procurement and construction contracting for the facility. The project has now procured the project turbines, submarine cable, and the main power transformer. Negotiations are in progress for the balance of plant constructor. Subject to receipt of final permits and negotiation of remaining agreements, final development and construction is expected to take approximately 18 months.
Chaplin Wind Project
The Chaplin Wind Project is a 177 MW wind powered electric generating development being developed in Saskatchewan.
The project will be developed in two phases: Phase I of the project is expected to represent approximately 35 MW of the total project, with all energy from Phase I of the project sold to SaskPower pursuant to a 25 year PPA and Phase II of the project, which comprises the remaining approximately 142 MW, will be the infill construction phase and will only proceed following the successful evaluation of the wind resource at the site. Both phases require the completion of the necessary permitting.
The Saskatchewan Ministry of the Environment has determined the original proposed location for the project does not meet its new siting guidelines for wind farms. As a result SaskPower and Algonquin have worked to reconfigure the project in a manner that meets new siting guidelines for wind farms in Saskatchewan.
Great Bay Solar
The Great Bay Solar Project is a 75 MWac solar powered electric generating development project located in Somerset County in southern Maryland.
Permitting with the county is underway and is expected to be completed in the fourth quarter of 2016. The project has received its Certificate of Public Convenience and Necessity from the State of Maryland Public Service Commission. The EPC contract has been executed, and equipment procurement is in progress. The project has a commercial operations date targeted for 2017.
Val-Éo Wind Project
The Val-Éo Wind Project is a 125 MW wind powered electric generating development project located in the local municipality of Saint-Gideon de Grandmont, which is within the regional municipality of Lac-Saint-Jean-Est, Quebec. The project proponents include the Val-Éo Wind Cooperative which was formed by community based landowners and the Generation Group.
The project will be developed in two phases: Phase I of the project is expected to be completed in 2017/18 and will likely be comprised of ten 2.35 MW wind turbines and is expected to generate 66.0 GW-hrs of energy per year, with all energy from Phase I of the project sold to Hydro Quebec pursuant to a 20 year PPA and Phase II of the project would entail the development of an additional 101 MW and would be constructed following the successful evaluation of the wind resource at the site, completion of satisfactory permitting and entering into appropriate energy sales arrangements.
All land agreements, construction permits, and authorizations have been obtained for Phase I. The new schedule calls for Phase 1 construction to begin in the spring of 2017, with commissioning to occur in 2017/2018.

Q3 2016 Report	18
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

DISTRIBUTION BUSINESS GROUP
The Distribution Group operates rate-regulated utilities that provide distribution services to approximately 564,000 connections in the natural gas, electric, water and wastewater sectors.  The Distribution Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria.  The Distribution Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing community connections.

Utility System Type	As at September 30
	2016		2015
(all dollar amounts in U.S. $ millions)	Assets	Total Connections[1]	Assets	Total Connections[1]
Electricity	$362.9	93,000	$338.1	93,000
Natural Gas	816.9	293,000	763.2	292,000
Water and Wastewater	503.0	178,000	255.8	103,000
Total	$1,682.8	564,000	$1,357.1	488,000

Accumulated Deferred Income Taxes	$172.4		$100.9

1	Total Connections represents the sum of all active and vacant connections.
The Distribution Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 93,000 connections in the states of California and New Hampshire.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 293,000 connections located in the states of New Hampshire, Illinois, Iowa, Missouri, Georgia, and Massachusetts.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 178,000 connections located in the states of Arkansas, Arizona, California, Illinois, Missouri, Montana, and Texas. California and Montana were added during the first quarter of 2016 in connection with the closing of the acquisition of the Park Water System.
2016 Third Quarter Usage Results

Electric Distribution Systems	Three Months Ended September 30
	2016	2015
Average Active Electric Connections For The Period
Residential	80,400	79,800
Commercial and industrial	12,400	12,400
Total Average Active Electric Connections For The Period	92,800	92,200

Customer Usage (GW-hrs)
Residential	136.8	132.2
Commercial and industrial	235.2	237.5
Total Customer Usage (GW-hrs)	372.0	369.7
For the three months ended September 30, 2016 the electric distribution systems' usage totalled 372.0 GW-hrs as compared to 369.7 GW-hrs for the same period in 2015, an increase of 2.3 GW-hrs.

Q3 2016 Report	19
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Natural Gas Distribution Systems	Three Months Ended September 30
	2016	2015
Average Active Natural Gas Connections For The Period
Residential	245,600	244,400
Commercial and industrial	26,000	26,100
Total Average Active Natural Gas Connections For The Period	271,600	270,500

Customer Usage (MMBTU)
Residential	963,000	986,000
Commercial and industrial	1,276,000	1,402,000
Total Customer Usage (MMBTU)	2,239,000	2,388,000
For the three months ended September 30, 2016, usage at the natural gas distribution systems totalled 2,239,000 MMBTU as compared to 2,388,000 MMBTU during the same period in 2015, a decrease of 149,000 MMBTU, or 6.2%. The impact of heating degree days on customer usage is less significant in the warmer three months ended September 30, 2016 as compared to the colder winter months.

Water and Wastewater Distribution Systems	Three Months Ended September 30
	2016	2015
Average Active Connections For The Period
Wastewater connections	40,400	40,000
Water distribution connections	131,200	58,700
Total Average Active Connections For The Period	171,600	98,700

Gallons Provided
Wastewater treated (millions of gallons)	529	497
Water sold (millions of gallons)	6,102	2,478
Total Gallons Provided	6,631	2,975
During the three months ended September 30, 2016, the water and wastewater distribution systems provided approximately 6,102 million gallons of water to its customers and treated approximately 529 million gallons of wastewater as compared to 2,478 million gallons of water provided and 497 million gallons of wastewater treated during the same period in 2015. The increase in the gallons of water provided to customers can be primarily attributed to the addition of the Park Water System on January 8, 2016. The Park Water system provided approximately 3,570 million gallons of water to customers during the three months ended September 30, 2016.

Q3 2016 Report	20
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2016 Third Quarter Operating Results - Distribution Group

	Three Months Ended September 30
	2016 U.S. $ (millions)	2015 U.S. $ (millions)	2016 Can $ (millions)	2015 Can $ (millions)
Revenue
Utility electricity sales and distribution	$41.6	$40.8	$54.2	$53.4
Less: cost of sales – electricity	(21.7)	(22.4)	(28.4)	(29.3)
Net Utility Sales - electricity	19.9	18.4	25.8	24.1
Utility natural gas sales and distribution	34.2	34.2	44.7	44.6
Less: cost of sales – natural gas	(7.1)	(7.4)	(9.3)	(10.0)
Net Utility Sales - natural gas	27.1	26.8	35.4	34.6
Utility water distribution & wastewater treatment sales and distribution	39.1	16.8	51.0	21.9
Less: cost of sales – water	(2.7)	—	(3.5)	—
Net Utility Sales - water distribution & wastewater treatment	36.4	16.8	47.5	21.9
Gas transportation	3.6	3.6	4.7	4.7
Other revenue	4.5	9.1	6.0	12.1
Net Utility Sales	91.5	74.7	119.4	97.4
Operating expenses	(48.0)	(42.7)	(62.6)	(55.9)
Other income	1.0	0.7	1.3	1.0
Divisional Operating Profit[1]	$44.5	$32.7	$58.1	$42.5

1	Certain prior year items have been reclassified to conform with current year presentation
For the three months ended September 30, 2016, the Distribution Group reported an operating profit (excluding corporate administration expenses) of U.S. $44.5 million as compared to U.S. $32.7 million for the comparable period in the prior year. Measured in Canadian dollars, the group's operating profit was $58.1 million as compared to $42.5 million during the same period in 2015, which represents an increase of $15.6 million, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended September 30
Prior Period Operating Profit	$42.5
Existing Facilities
Electricity: Increase is primarily due to lower operating expenses at the Granite State Electric System.	0.9
Gas: Increase is primarily due to lower operating expenses at the EnergyNorth, Peach State and New England Gas systems.	1.5
Water: Increase primarily related to higher consumption at the LPSCo and Bella Vista Water systems.	0.8
Other: Decrease primarily due to lower revenues for contracted services.	(5.7)
(2.5)
New Facilities
Water: Increase due to the acquisition of the Park Water System.	16.5
16.5
Rate Cases
Electric: Increase due to implementation of interim rates at the Granite State Electric system.	0.8
Gas: Increase due to the application of new rates at the Peach State and New England Gas systems.	1.0
1.8
Foreign Exchange	(0.2)
Current Period Divisional Operating Profit	$58.1

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2016 Year-To-Date Usage Results

Electric Distribution Systems	Nine Months Ended September 30
	2016	2015
Average Active Electric Connections For The Period
Residential	80,300	79,800
Commercial and industrial	12,400	12,400
Total Average Active Electric Connections For The Period	92,700	92,200

Customer Usage (GW-hrs)
Residential	424.5	419.2
Commercial and industrial	670.2	678.3
Total Customer Usage (GW-hrs)	1,094.7	1,097.5
For the nine months ended September 30, 2016 the electric distribution systems' usage totalled 1,094.7 GW-hrs as compared to 1,097.5 GW-hrs for the same period in 2015, a decrease of 2.8 GW-hrs. Customer usage at the Granite State Electric system decreased by approximately 30.1 GW-hrs due to warmer weather experienced in the region as compared to the prior year. This decrease was mostly offset by increased customer usage at the CalPeco Electric System which was 27.3 GW-hrs higher as compared to the prior year.

Natural Gas Distribution Systems	Nine Months Ended September 30
	2016	2015
Average Active Natural Gas Connections For The Period
Residential	249,300	248,500
Commercial and Industrial	26,500	26,700
Total Average Active Natural Gas Connections For The Period	275,800	275,200

Customer Usage (MMBTU)
Residential	11,610,000	14,382,000
Commercial and Industrial	7,915,000	10,098,000
Total Customer Usage (MMBTU)	19,525,000	24,480,000
For the nine months ended September 30, 2016, usage at the natural gas distribution systems totalled 19,525,000 MMBTU as compared to 24,480,000 MMBTU during the same period in 2015, a decrease of 4,955,000 MMBTU or 20.2%. The decrease in natural gas usage as compared to the same period in 2015, can be primarily attributed to a decrease in heating degrees days experienced at the EnergyNorth, Midstates and New England Gas Systems service territories.

Water and Wastewater Distribution Systems	Nine Months Ended September 30
	2016	2015
Average Active Connections For The Period
Wastewater connections	41,400	40,000
Water distribution connections	132,500	58,700
Total Average Active Connections For The Period	173,900	98,700

Gallons Provided
Wastewater treated (millions of gallons)	1,688	1,636
Water sold (millions of gallons)	13,823	6,486
Total Gallons Provided	15,511	8,122
During the nine months ended September 30, 2016, the water and wastewater distribution systems provided approximately 13,823 million gallons of water to its customers and treated approximately 1,688 million gallons of wastewater as compared

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to 6,486 million gallons of water and 1,636 million gallons of wastewater during the same period in 2015. The increase in water provided can be primarily attributed to the acquisition of the Park Water System on January 8, 2016 which provided 7,471 million gallons of water during the year.
2016 Year-To-Date Operating Results - Distribution Group

	Nine Months Ended September 30
	2016 U.S. $ (millions)	2015 U.S. $ (millions)	2016 Can $ (millions)	2015 Can $ (millions)
Revenue
Utility electricity sales and distribution	$124.8	$134.8	$165.5	$169.5
Less: cost of sales – electricity	(69.4)	(80.2)	(92.3)	(100.7)
Net Utility Sales - electricity	55.4	54.6	73.2	68.8
Utility natural gas sales and distribution	192.7	259.5	258.7	323.6
Less: cost of sales – natural gas	(65.2)	(135.6)	(88.9)	(168.3)
Net Utility Sales - natural gas	127.5	123.9	169.8	155.3
Utility water distribution & wastewater treatment sales and distribution	105.7	46.0	139.4	58.1
Less: cost of sales – water	(7.0)	—	(9.2)	—
Net Utility Sales - water distribution & wastewater treatment	98.7	46.0	130.2	58.1
Gas transportation	17.3	20.7	23.6	25.9
Other revenue	5.0	12.0	6.5	15.6
Net Utility Sales	303.9	257.2	403.3	323.7
Operating expenses	(144.8)	(128.1)	(191.6)	(161.5)
Other income	2.9	2.3	3.9	2.9
Divisional Operating Profit[1]	$162.0	$131.4	$215.6	$165.1

1	Certain prior year items have been reclassified to conform with current year presentation
For the nine months ended September 30, 2016, the Distribution Group reported an operating profit (excluding corporate administration expenses) of U.S. $162.0 million as compared to U.S. $131.4 million for the comparable period in the prior year. Measured in Canadian dollars, the group's operating profit was $215.6 million as compared to $165.1 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

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(all dollar amounts in $ millions)	Nine Months Ended September 30
Prior Period Operating Profit	$165.1
Existing Facilities
Electricity: Increase is primarily due to higher demand at the Calpeco Electric System and increased cost controls at the Granite State Electric System partially offset by higher operating costs at the Calpeco Electric System.	1.6
Gas: Decrease is primarily due to a one-time U.S. $3.0 million recoupment of revenue that occurred in the second quarter of 2015 at the EnergyNorth Gas System as permitted pursuant to its 2014 rate case, as well as lower demand at the gas systems due to warmer winter weather resulting in lower heating degree days.	(3.9)
Water: Increase primarily related to higher demand at the LPSCo and Bella Vista Water Systems.	3.2
Other: Decrease primarily due to lower revenues for contracted services and the sale of the water heater rental business in the New England Gas System.	(8.2)
(7.3)
New Facilities
Water: Increase due to the acquisition of the Park Water System	37.7
37.7
Rate Cases
Gas: Implementation of new rates at the EnergyNorth, Peach State, Illinois and New England Gas systems.	8.9
Water: Implementation of new rates at the Pine Bluff Water System.	0.2
9.1
Foreign Exchange	11.0
Current Period Divisional Operating Profit	$215.6

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway within the Distribution Group:

Utility	State	Regulatory Proceeding Type	Rate Request U.S. $ (millions)	Current Status
Completed Rate Cases
Rio Rico Water/Sewer System	Arizona	General Rate Case	$0.9	Application filed in October 2015 seeking a U.S. $0.9 million revenue increase. A final permanent rate decision issued in October 2016 allowed for a $0.97 million revenue increase effective Nov 2016.
Bella Vista Water System	Arizona	General Rate Case	$1.6	Application filed in October 2015 seeking a U.S. $1.6 million revenue increase. A final permanent rate decision issued in October 2016 allowed for a $0.96 million revenue increase effective Nov 2016.
Pending Rate Cases
CalPeco Electric System	California	General Rate Case	$13.6
Application filed in May 2015 seeking a U.S. $13.6 million revenue increase (U.S. $11.4 million related directly to distribution margin) effective January 2016. A settlement agreement was reached in April 2016 allowing a U.S. $9.8 million distribution margin revenue increase retroactive to Q1 2016. A final permanent rate decision is expected in Q4 2016.

Entrada Del Oro	Arizona	General Rate Case	$0.3	Application filed in March 2016 seeking a U.S. $0.3 million revenue increase. A final permanent rate decision is expected in Q2 2017.
Granite State Electric System	New Hampshire	General Rate Case	$7.7
Application filed in April 2016 seeking a U.S. $7.7 million revenue increase. A temporary rate increase of U.S. $2.4 million became effective July 2016. A final permanent rate decision is expected in Q2 2017.

Illinois Gas System	Illinois	General Rate Case	$3.0	Application filed in July 2016 seeking a U.S. $3.0 million revenue increase. A final permanent rate decision is expected in Q2 2017.
Iowa Gas System	Iowa	General Rate Case	$1.1	Application filed in July 2016 seeking a U.S. $1.1 million revenue increase. A final permanent rate decision is expected in Q2 2017.
Woodmark/Tall Timbers Water & Wastewater Systems	Texas	General Rate Case	$2.0	Application filed in September 2016 seeking a U.S. $2.0 million revenue increase. A final permanent rate decision is expected in Q4 2017.
Peach State Gas System	Georgia	GRAM	$0.6	Application filed in October 2016 seeking a U.S. $0.6 million revenue increase. A final permanent rate decision is expected in Q4 2016, with new rates effective February 2017.
Completed Rate Cases
On October 28, 2015, the Rio Rico Water and Wastewater System filed a rate case and financing application. The application seeks a combined increase in revenue requirement of U.S. $0.9 million, based on a test year ending December 31, 2014, a combined rate base of U.S. $14.2 million, a 10.8% return on equity ("ROE") and 70% equity. The proposed revenue increases are U.S. $0.7 million, or 22.6%, for the water division and U.S. $0.2 million, or 15.3%, for the wastewater division. This rate case sought to recover increased operating costs and capital improvements. The rate case also sought approval for the fair value Arizona rate evaluation model (“FARE”), a purchased power adjuster mechanism (“PPAM”) and a property tax adjuster mechanism (“PTAM”). The FARE allows for a periodic update of all components in the revenue requirement (subject to an earnings band). A Comprehensive Settlement Agreement was filed in July 2016, supporting a 9.7% ROE, 70% equity, and a U.S. $0.97 million revenue increase. A Recommended Opinion and Order ("ROO") was issued in October 2016 accepting

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the settlement. A final decision was issued on October 27, 2016 approving the settlement, with implementation of new rates in November 2016. Its previous rate case was based on a test year ending February 2012.
On October 28, 2015, the Bella Vista Water System filed a rate case and financing application. The application sought an increase in revenue requirement of U.S. $1.6 million, or 33.6%, based on a test year ending December 31, 2014, a rate base of U.S. $13.2 million, 11.6% ROE, and 70% equity. This rate case seeks to recover increased operating costs and capital improvements. It also includes approval for the FARE, a PPAM and a PTAM. A Comprehensive Settlement Agreement was filed in July 2016, supporting a 9.7% ROE, 70% equity, and a U.S. $0.96 million revenue increase. A ROO was issued in October 2016 accepting the settlement. A final decision was issued on October 27, 2016 approving the settlement, with implementation of new rates in November 2016. Its previous rate case was based on a test year ending March 2009.
Pending Rate Cases and Other Regulatory Applications
On May 1, 2015, the CalPeco Electric System filed an application with the CPUC seeking an increase in revenue of U.S. $13.6 million (of which U.S. $11.4 million related to an increase in distribution margin revenue, and the remainder related to energy costs and other non-distribution charges), or 17.3%, based on a test year ending December 31, 2014, with pro forma changes to certain operating expenses and rate base capital additions. The increase reflects a requested 10.5% ROE, and 55% equity. The previous test year ended December 31, 2011. In May 2016, an all-party settlement was filed with the CPUC allowing for a U.S. $9.8 million net distribution margin revenue increase, or approximately 86% of the requested increase. The increase reflects a 10.0% ROE and 52.5% equity. A final permanent rate decision from the CPUC is expected to approve the settlement in the fourth quarter of 2016, however, new permanent rates will be retroactively effective in the first quarter of 2016.
On March 3, 2016, the Entrada Del Oro Wastewater System filed a rate case and financing application. The application seeks an increase in revenue requirement of U.S. $0.3 million, or 90.5%, based on a test year ending October 31, 2015, a rate base of U.S. $2.2 million, 12% ROE, and 70% equity. Rates are proposed to be phased in over two years due to the magnitude of the increase. This rate case seeks to recover increased operating costs and capital improvements. A final decision and implementation of new rates is expected for the second quarter of 2017. Its previous rates became effective July 2006.
On April 29, 2016, the Granite State Electric System filed a rate application. The application seeks a U.S. $5.3 million annual revenue increase proposed for effect July 1, 2016, or a 15.0% increase to distribution revenue, plus an additional U.S. $2.4 million annual increase (step increase) to recover the revenue requirement associated with capital additions made in 2016. The total permanent and step increase being proposed is U.S. $7.7 million annually, or a 21.8% increase to distribution revenue. In June 2016, approval of a temporary rate increase of U.S. $2.4 million was issued, effective July 1, 2016. The final permanent revenue increase will be retroactive to the temporary rate effective date. The step increase would become effective at the time permanent rates become effective following the close of the proceeding. A Final Order is expected in the second quarter of 2017.
On July 25, 2016, the Illinois Gas System filed a rate application. The application seeks a U.S. $3.0 million annual revenue increase to a proposed revenue requirement of U.S. $15.3 million, or a 24% increase, based on a 2017 projected test year.  Proposals include a10.3% ROE, 54% equity, 4.83% cost of debt, 7.8% WACC, and a U.S. $45.0 million rate base. A Final Order is expected in May 2017. Its previous rate case was filed in March 2014 and was based on a 2015 projected test year.
On July 25, 2016, the Iowa Gas System filed a rate application. The application seeks a U.S. $1.1 million annual revenue increase to a proposed revenue requirement of U.S. $3.2 million, or a 46% increase, based on a 2015 historical test year with pro-forma changes to June 2016. Proposals include a 10.25% ROE, 54% equity, 4.8% cost of debt, 7.76% WACC, and a U.S. $6.5 million rate base. Interim rates became effective August 4, 2016, allowing an interim revenue increase of U.S. $0.5 million on an annualized basis, or 50% of total proposed increase.  A Final Order is expected in May 2017. Its previous rate case took place in 2001.
On September 2, 2016, the Woodmark and Tall Timbers Wastewater Systems filed a rate application with the Texas Public Utilities Commission. The application seeks a combined, phased-in U.S. $2.0 million annual revenue increase to a proposed revenue requirement of U.S. $4.7 million, or a 71.0% increase, based on a 2015 historical test year with pro-forma adjustments.  Proposals include a 10.2% ROE, 70.0% equity, 4.95% cost of debt, 8.6% WACC, and a combined U.S. $11.9 million rate base. The proposed increase consists of two steps with the initial increase of U.S. $1.0 million based on the historical 2015 test year, and a second step of U.S. $1.0 million to recognize the incremental rate base associated with investments in the Woodmark treatment plant expansion and a Tall Timbers line relocation beyond the historical test year. A Final Order is expected in the fourth quarter of 2017.
On October 1, 2016, the Georgia Gas System filed its annual Georgia Rate Adjustment Mechanism (GRAM). The application seeks a U.S. $0.6 million annual revenue increase to a proposed revenue requirement of U.S. $31.3 million, or a 1.9% increase, based on test year ending June 2016. The GRAM proposals include a 10.5% ROE, 55.0% equity, and a U.S. $99.0 million rate base. A Final Order is expected to allow for implementation of new rates in February 2017.

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Other Applications filed in the Third Quarter
On April 15, 2016, the EnergyNorth Gas System filed with the NHPUC a proposed distribution rate increase of 0.1% based on an annual revenue requirement increase of U.S. $0.2 million related to the Cast Iron Bare Steel ("CIBS") program. An Order was issued July 2016, with effect the same day, approving an increase of U.S. $0.2 million.
On February 15, 2016, the Georgia Gas System filed with the Georgia PSC a proposed distribution revenue decrease of U.S. $0.3 million, based on an annual revenue requirement of U.S. $7.6 million related to its Pipeline Replacement Program ("PRP"). The proposed PRP rate base is U.S. $60.4 million. An Order was issued September 2016 approving the application, with new rates effective October 2016.
Park Water System Acquisition
On January 8, 2016, the Distribution Group completed the acquisition of Western Water Holdings, a company which through its subsidiaries owns three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. The three utilities collectively serve approximately 74,000 customer connections and have more than 1,000 miles of distribution mains. Mountain Water Company is the water utility in Western Montana serving the municipality of Missoula owned by Park Water Company.
Mountain Water Company is currently the subject of a condemnation proceeding by the city of Missoula.  On August 2, 2016 the Supreme Court of Montana upheld the District Court’s decision that the City of Missoula can proceed with the condemnation of Mountain Water Company’s assets. Upon taking possession of Mountain Water’s assets, the compensation to be paid by the City of Missoula for such taking will be the value of the utility (determined by the valuation commissioners on November 17, 2015 to be U.S. $88.6 million). In addition, legal fees, interest, and property tax reimbursements are expected to result in APUC receiving proceeds of at least U.S. $103.5 million, in accordance with agreements entered in to at the time of the Park Water acquisition.
As part of the condemnation process, Mountain Water and the City of Missoula expect to resolve claims advanced by various real estate developers pertaining to Funded By Others (“FBO”) contracts between each developer and Mountain Water. Under those FBO contracts, the developers paid for facilities to provide water service and are entitled to refund of such amounts over a 40 year period. These FBO contracts are recorded on the balance sheet of Mountain Water and reflect a non-discounted liability of U.S. $22.0 million at the acquisition date.
On January 29, 2016, the Montana PSC initiated a proceeding to consider the acquisition of the shares of Park Water by Liberty Utilities. In order to settle concerns raised by PSC staff, a negotiated stipulation agreement was achieved and approved by the PSC on July 7, 2016, whereby Mountain Water Company accepted a U.S. $1.1 million reduction in rates, subject to review at the time of the next rate case.
The Empire District Electric Company Acquisition
On February 9, 2016, the Distribution Group announced an agreement and plan of merger pursuant to which Liberty Utilities will indirectly acquire Empire and its subsidiaries. Empire is a Joplin, Missouri based regulated electric, gas (through its wholly-owned subsidiary The Empire District Gas Company), and water utility, collectively serving approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas.
The Transaction is expected to close in early 2017.
Closing is subject to receipt of certain state and federal regulatory and government approvals, including approval of the relevant commissions of the states of Arkansas, Kansas, Missouri and Oklahoma (collectively, the State Commissions), the Federal Communications Commission (the "FCC"), the Committee on Foreign Investment in the United States and the Federal Energy Regulatory Commission (the "FERC"), and the expiration or termination of the waiting period under the Hart-Scott-Rodino Act.
Applications to four state commissions (AR, KS, MO, OK) as well as FERC were filed on March 16, 2016.
On May 6, 2016, the FERC issued an order approving the proposed acquisition of Empire. The order did not contain any material conditions.
On May 12, 2016, the Oklahoma Corporation Commission issued an order approving the proposed acquisition of Empire by Liberty Utilities Co. The order approves the acquisition as filed, without any material conditions.
On September 7, 2016, the Missouri Public Service Commission issued an Order approving the transaction and the various stipulations achieved with numerous parties, including the Office of Public Counsel ("OPC") and the Missouri PSC Staff. The Stipulation conditions demonstrate that the transaction is consistent with the approval standard in Missouri.
On September 28, 2016, the Arkansas Public Service Commission ("APSC") approved a joint Stipulation and Settlement Agreement signed among Liberty Utilities, the Staff of the APSC and the Attorney General recommending approval of the merger subject to certain conditions which are not considered material.
On October 7, 2016, a stipulation agreement amongst APUC, Empire, and the Kansas Corporation Commission (KCC) staff was filed that resolves the KCC's review of the proposed acquisition of Empire. The agreement supports the transaction

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and calls for withdrawing Empire's pending Kansas rate case, a rate freeze that would extend to January 1, 2019, and Empire to be permitted to file for a rate increase in the near future under its environmental recovery rider for certain costs associated with converting the gas fired Riverton 12 plant to a combined-cycle, from a simple-cycle, unit. The statutory time limit for a final KCC decision is January 10, 2017, however a decision is expected in late 2016, allowing the transaction to close in early 2017.
Treasury Risk Management Pertaining to Closing of the Acquisition
The $1.15 billion of convertible debentures raised in the first quarter of 2016 to fund the acquisition of Empire are denominated in Canadian dollars. In order to mitigate the effects of a potential funding mismatch due to fluctuations in the foreign exchange rate, the Company has converted approximately 73% of the total expected proceeds into U.S. dollars by purchasing spot and forward currency exchange contracts with an average U.S. exchange rate of approximately 1.32. Hedge accounting is not applicable, hence any changes in value are recorded in the Statement of Operations. The Company has carried out these transactions over the course of the current year.
In contemplation of the Empire acquisition, the Distribution Group expects to access the U.S. debt capital markets early in the first quarter of 2017. In anticipation of this debt financing, on October 25, 2016, the Distribution Group entered into hedges to fix the underlying interest rates for U.S. $500.0 million. The hedges mature on February 13, 2017 and consist of forward purchase contracts of U.S. $250.0 million 10 year U.S. treasuries at an approximate interest rate of 1.84% and U.S. $250.0 million 30 year U.S. treasuries at an approximate interest rate of 2.55%. Hedge accounting treatment has been applied to these transactions. Consequently, changes in fair value, to the extent deemed effective, are recorded in Other Comprehensive Income.
TRANSMISSION BUSINESS GROUP
California Intrastate Transmission
The Transmission Group is in the process of upgrading the North Lake Tahoe Transmission System to enable eventual operation of the entire system at 120 kilovolts (KVs). The project is expected to improve the reliability of the system and ensure sufficient capacity to serve the existing customer base. The project will be separated into three phases:
Phase I: Involved rebuilding the 650 Line (10 miles) to 120kV which runs from Northstar to Kings Beach, California. Subsequent to the quarter, the line was energized thereby completing Phase I for total costs of approximately U.S. $21.5 million;
Phase II: Will result in an upgrade the 650 Line substations, which will begin upon receipt of the CPUC's approval of a third party study confirming demand is approaching 89 MWs; this study is currently underway in addition to a Tier 2 Advice Letter for Phase II being submitted to the CPUC. Construction of Phase II will begin in 2017 with completion estimated to occur later in fiscal 2017 at an estimated total cost of approximately U.S. $27.7 million;
Phase III: Will result in a rebuild of the 625 Line from 60 kV to 120 kV (15 miles) at an estimated total cost of approximately U.S. $24.3 million. This phase will begin once the system demand approaches 100 MWs.
APUC: CORPORATE AND OTHER EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2016	2015	2016	2015
Corporate and other expenses:
Administrative expenses	$12.1	$8.5	$33.9	$27.5
(Gain)/Loss on foreign exchange	(3.4)	(1.6)	(1.8)	(2.9)
Interest expense on convertible debentures and bridge financing related to the acquisition of Empire	17.0	—	39.4	—
Interest expense	17.8	15.4	53.5	48.6
Interest, dividend, equity, and other income[1]	(0.7)	(0.9)	(2.4)	(2.0)
Other (gains)/losses	(2.2)	0.9	(11.0)	(1.3)
Acquisition-related costs	2.1	0.6	9.6	1.4
(Gain)/loss on derivative financial instruments	(4.4)	0.2	(2.9)	(2.2)
Income tax expense	1.8	3.1	25.6	32.0

1	Excludes income directly pertaining to the Generation and Distribution Groups (disclosed in the relevant sections).

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2016 Third Quarter Corporate and Other Expenses
During the three months ended September 30, 2016, administrative expenses totalled $12.1 million as compared to $8.5 million in the same period in 2015. The $3.6 million increase primarily relates to additional costs incurred to administer APUC's operations as a result of the company's growth.
For the three months ended September 30, 2016, interest expense on convertible debentures and bridge financing totalled $17.0 million, as compared to nil in the same period in 2015. Convertible debentures, which are expected to convert to common shares upon closing of the Empire acquisition, were issued to finance the equity required for the transaction. Please see note 10 of the financial statements for further disclosure.
For the three months ended September 30, 2016, interest expense totalled $17.8 million as compared to $15.4 million in the same period in 2015. The interest expense for the period is a result of a U.S. $235.0 million term facility issued early 2016, and the assumed debt on the acquisition of the Park Water System.
For the three months ended September 30, 2016, gain on long lived assets and other gains totalled a gain of $2.2 million as compared to a loss of $0.9 million in the same period in 2015. The increase is primarily due to gains on marketable securities and insurance recoveries.
For the three months ended September 30, 2016, gain on derivative financial instruments totalled $4.4 million as compared to a loss of $0.2 million in the same period in 2015. The increase was primarily driven by mark-to-market gains on foreign currency hedges.
For the three months ended September 30, 2016, an income tax expense of $1.8 million was recorded as compared to an income tax expense of $3.1 million during the same period in 2015.  The decrease is primarily due to additional interest expense on the convertible debentures.
2016 Year-to-Date Corporate and Other Expenses
During the nine months ended September 30, 2016, administrative expenses totalled $33.9 million, as compared to $27.5 million in the same period in 2015. The increase primarily relates to additional costs incurred to administer APUC's operations as a result of the company's growth and a stronger U.S. dollar.
For the nine months ended September 30, 2016, interest expense on convertible debentures and bridge financing totalled $39.4 million, as compared to nil in the same period in 2015. Convertible debentures, which are expected to convert to common shares upon closing of the Empire acquisition, were issued to finance the equity required for the transaction. Please see note 10 of the financial statements for further disclosure.
For the nine months ended September 30, 2016, interest expense totalled $53.5 million, as compared to $48.6 million in the same period in 2015. The interest expense for the period is a result of new indebtedness including: U.S. $160.0 million private placement issued in the second quarter of 2015, U.S. $235.0 million term facility issued the first quarter of 2016, and the assumed debt on the acquisition of the Park Water System. These items were offset by repayments of the Shady Oaks Wind Facility senior debt, reduced draws on the company's credit facilities and higher capitalized interest.
For the nine months ended September 30, 2016, gain on long lived assets and other gains totalled a gain of $11.0 million as compared to a gain of $1.3 million in the same period in 2015. The increase is primarily due to: (i) the recognition of deferred income on repairs completed for facilities where the insurance proceeds have been received in advance; and (ii) the settlement of litigation and bankruptcy proceedings relating to Trafalgar Power Inc. (see note 14 in the financial statements) partially offset by (iii) the write-down of the company's equity interest in the natural gas development projects which have been canceled by the developer.
For the nine months ended September 30, 2016, acquisition related costs totalled $9.6 million as compared to $1.4 million in the same period in 2015. Acquisition related costs will vary from period to period depending on the level of activity and complexity associated with various acquisitions.
For the nine months ended September 30, 2016, the gain on derivative financial instruments totalled $2.9 million, as compared to a gain of $2.2 million in the same period in 2015. The increase was due to mark-to market gains on foreign currency hedges offset by losses on the ineffective portion of derivative financial instruments accounted for as hedges.
An income tax expense of $25.6 million was recorded in the nine months ended September 30, 2016, as compared to an income tax expense of $32.0 million during the same period in 2015.  The decrease in income tax expense for the nine months ended September 30, 2016 is primarily due to a one-time non-cash charge of $2.7 million to deferred income taxes recorded during the nine months ended September 30, 2015 as a result of an agreement reached with the Canada Revenue Agency (“CRA”) related to the Unit Exchange Transaction and decreased earnings as a result of additional interest expense on the convertible debentures.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

NON-GAAP PERFORMANCE MEASURES
Reconciliation of Adjusted EBITDA to net earnings
The following table is derived from and should be read in conjunction with the unaudited interim consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2016	2015	2016	2015
Net earnings attributable to shareholders	$17.7	$16.5	$84.6	$79.5
Add (deduct):
Net earnings / (loss) attributable to the non-controlling interest, exclusive of HLBV	2.2	0.2	4.3	1.3
Equity (income) loss from non-consolidated entities	2.0	—	1.6	—
Operating profit from non-consolidated entities	1.0	—	2.4	—
Loss from discontinued operations, net of tax	—	0.2	—	1.0
Income tax expense	1.8	3.1	25.6	32.0
Interest expense on convertible debentures and bridge financing	17.0	—	39.4	—
Interest expense	17.8	15.4	53.5	48.6
Other gains	(2.3)	(0.6)	(8.6)	(3.0)
(Gain)/loss on long-lived assets	0.2	1.5	(2.5)	1.8
Acquisition related costs	2.1	0.6	9.6	1.4
(Gain) / loss on derivative financial instruments	(4.4)	0.2	(2.9)	(2.2)
Realized gain / (loss) on energy derivative contracts	—	—	(0.9)	0.6
(Gain) / loss on foreign exchange	(3.4)	(1.6)	(1.8)	(2.9)
Depreciation and amortization	39.7	34.7	134.3	107.9
Adjusted EBITDA	$91.4	$70.2	$338.6	$266.0
HLBV represents the value of net tax attributes earned by the Generation Group in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and nine months ended September 30, 2016 amounted to $5.2 million and $27.4 million respectively.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2016	2015	2016	2015
Net earnings attributable to shareholders	$17.7	$16.5	$84.6	$79.5
Add (deduct):
(Gain) / Loss from discontinued operations, net of tax	—	0.2	—	1.0
(Gain) / Loss on derivative financial instruments, net of tax	(2.6)	0.1	(1.7)	(1.3)
Realized gain / (loss) on derivative financial instruments, net of tax	—	(0.4)	(0.6)	(0.7)
Loss (gain) on long-lived assets, net of tax	0.2	1.5	(1.8)	1.8
(Gain) / Loss on foreign exchange, net of tax	(2.5)	(1.0)	(1.3)	(1.8)
Interest expense on convertible debentures and bridge financing fees, net of tax	12.5	—	28.9	—
Acquisition costs, net of tax	1.3	0.4	5.9	0.8
Deferred tax expense due to an agreement with the CRA related to the Unit Exchange Transaction	—	—	—	2.7
Adjusted Net Earnings	$26.6	$17.3	$114.0	$82.0
Adjusted Net Earnings per share[1]	$0.09	$0.06	$0.40	$0.31

1	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.
For the three months ended September 30, 2016, Adjusted Net Earnings totalled $26.6 million as compared to Adjusted Net Earnings of $17.3 million, an increase of $9.3 million as compared to the same period in 2015. The increase in Adjusted Net Earnings for the three months ended September 30, 2016 is primarily due to increased earnings from operations partially offset by higher depreciation and amortization expense as compared to 2015.
For the nine months ended September 30, 2016, Adjusted Net Earnings totalled $114.0 million as compared to Adjusted Net Earnings of $82.0 million, an increase of $32.0 million as compared to the same period in 2015. The increase in Adjusted Net Earnings for the quarter is primarily due to higher income from operations partially offset by higher depreciation and amortization expense.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the unaudited interim consolidated statement of operations and unaudited interim consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2016	2015	2016	2015
Cash flows from operating activities	$22.6	$76.2	$166.0	$167.5
Add (deduct):
Changes in non-cash operating items	18.7	(22.9)	43.0	28.9
Cash used in discontinued operations	—	0.4	—	1.7
Production based cash contributions from non-controlling interests	—	—	9.5	10.8
Interest expense on convertible debentures and bridge financing fees	17.0	—	39.4	—
Acquisition costs	2.1	0.6	9.6	1.4
Cash generated from sale of long-lived assets	—	—	(8.6)	—
Cash generated from non-consolidated entities	0.6	—	1.1	—
Adjusted Funds from Operations	$61.0	$54.3	$260.0	$210.3
Adjusted Funds from Operations per share[1]	$0.22	$0.22	$0.95	$0.85

1	Per share amount calculated after preferred share dividends and excluding subscription receipts issued for projects or acquisitions not reflected in earnings.
For the three months ended September 30, 2016, Adjusted Funds from Operations totalled $61.0 million as compared to Adjusted Funds from Operations of $54.3 million, an increase of $6.7 million as compared to the same period in 2015.
For the nine months ended September 30, 2016, Adjusted Funds from Operations totalled $260.0 million as compared to Adjusted Funds from Operations of $210.3 million, an increase of $49.7 million as compared to the same period in 2015.
SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2016	2015	2016	2015
Generation Group	$25.1	$22.3	$86.3	$51.2
Generation Group - Acquisition of Operating Entities	345.1	15.5	345.1	83.1
Total Generation Group	$370.2	$37.8	$431.4	$134.3

Distribution Group	$61.9	$52.6	$133.3	$101.0
Transmission Group	7.2	4.8	12.1	6.7
Corporate	(2.0)	0.4	2.3	3.0
Total	$437.3	$95.6	$579.1	$245.0
2016 Third Quarter Property Plant and Equipment Expenditures
During the three months ended September 30, 2016, the Generation Group incurred capital expenditures of $25.1 million as compared to $22.3 million during the same period in 2015. The capital expenditures primarily relate to construction at the Donnacona Hydro Facility and the Bakersfield II Solar Project, as well as development spending at the Great Bay Solar and Amherst Island Wind Projects. The prior year investment was related to completion of the Morse Wind and Bakersfield I

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Solar Facilities, in addition to continued development of the Great Bay Solar and Amherst Island Wind Projects. During the three months ended September 30, 2016 the Generation Group incurred $345.1 million as a result of the acquisition of the Odell Wind Project. Of the total cost, $236.1 million was received from Tax Equity Investors.
During the three months ended September 30, 2016, the Distribution Group invested $61.9 million (U.S. $47.5 million) in capital expenditures as compared to $52.6 million (U.S. $40.1 million) during the same period in 2015. The Distribution Group’s investment was primarily related to reliability enhancements, improvements and replenishment opportunities, and leak prone pipe replacements, leak repairs and pipeline corrosion protection systems relating to safety and reliability at the gas systems.
During the three months ended September 30, 2016, the Transmission Group invested $7.2 million (U.S. $5.5 million) in capital expenditures as compared to $4.8 million (U.S. $3.7 million) during the same period in 2015. The Transmission Group's investment was related to Phase I of the North Lake Tahoe Transmission System upgrade. Phase I involves the rebuilding of the 650 Line (10 miles) which runs from Northstar to Kings Beach, California to 120kV.
2016 Year-to-Date Property Plant and Equipment Expenditures
During the nine months ended September 30, 2016, the Generation Group incurred capital expenditures of $86.3 million, as compared to $51.2 million during the same period in 2015. The capital expenditures primarily relate to continued construction at the Bakersfield II Solar Project as well as development spending at the Great Bay Solar Project and the Amherst Wind Project. The prior year investment was related to completion of the Morse Wind and Bakersfield I Solar Facilities, in addition to continued development of the Great Bay Solar and Amherst Island Wind Projects. During the nine months ended September 30, 2016, the Generation Group incurred $345.1 million as a result of the acquisition of the Odell Wind Project. Of the total cost, $236.1 million was received from Tax Equity Investors.
During the nine months ended September 30, 2016, the Distribution Group invested $133.3 million (U.S. $100.8 million) in capital expenditures as compared to $101.0 million (U.S. $80.2 million) during the same period in 2015. The Distribution Group’s investment was primarily related to reliability enhancements, improvements and replenishment opportunities, pipe replacements, leak repairs, and pipeline corrosion protection systems relating to safety and reliability at the gas systems.
During nine months ended September 30, 2016, the Transmission Group invested $12.1 million (U.S. $9.1 million) in capital expenditures as compared to $6.7 million (U.S. $5.3 million) during the same period in 2015. The Transmission Group's investment was related to Phase I of the North Lake Tahoe Transmission System upgrade.
2016 Capital Investments
In 2016, the company plans to spend between $700.0 million and $925.0 million on capital investment opportunities. Actual expenditures during the course of 2016 may vary due to timing on various project investments and the realized U.S. dollar exchange rate.
Expected 2016 capital investment ranges are as follows:

(all dollar amounts in $ millions)
Generation Group development projects, including joint ventures	$450.0	-	$600.0
Generation Group maintenance capital expenditure program	30.0	-	45.0
Distribution Group rate base investments	195.0	-	250.0
Transmission Group development projects	25.0	-	30.0
Total	$700.0	-	$925.0
APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, funds committed by tax equity investors, revolving credit facilities, as well as the debt and equity capital markets to finance its 2016 capital investments.
LIQUIDITY AND CAPITAL RESERVES
APUC has revolving credit and letter of credit facilities available for Corporate, the Generation Group, and the Distribution Group to manage the liquidity and working capital requirements of each division (collectively the “Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to APUC and its operating groups as at September 30, 2016:

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

	As at September 30, 2016				As at Dec 31, 2015
(all dollar amounts in $ millions)	Corporate	Generation	Distribution	Total	Total
Committed facilities	$65.0	$439.4	$262.3	$766.7	$783.3
Funds drawn on facilities	—	(171.0)	(13.1)	(184.1)	(27.3)
Letters of credit issued	(11.9)	(95.1)	(40.9)	(147.9)	(164.4)
Liquidity available under the facilities	53.1	173.3	208.3	434.7	591.6
Cash on hand				47.5	124.4
Total liquidity and capital reserves	$53.1	$173.3	$208.3	$482.2	$716.0
As at September 30, 2016, the Company's $65.0 million senior unsecured revolving credit facility (the "Corporate Credit Facility") was undrawn and had $11.9 million of outstanding letters of credit. The facility matures on November 19, 2017 and is subject to customary covenants.
As at September 30, 2016, the Generation Group's facilities consisted of a $350.0 million Generation Credit Facility and $89.4 million Generation Letter of Credit Facility (Cdn. $50.0 million and U.S. $30.0 million). As at September 30, 2016, the group had drawn $171.0 million and had $95.1 million in outstanding letters of credit. The facilities mature on July 31, 2019 and October 30, 2016, respectively. Subsequent to quarter end, the Company extended the maturity of the Generation Letter of Credit Facility to October 31, 2017.
As at September 30, 2016, the Distribution Group's $262.3 million (U.S.$200.0 million) senior unsecured revolving credit facility had drawn $13.1 million (U.S. $10.0 million) and had $40.9 million (U.S. $31.2 million) of outstanding letters of credit. The facility matures on September 30, 2018 and is subject to customary covenants.
Subsequent to the quarter, on November 9, 2016, the Company extended the maturity date of the U.S. $235.0 million term credit facility from July 5, 2017 to July 5, 2018. The extension did not result in any material changes to the loan or related covenants.
Contractual Obligations
Information concerning contractual obligations as of September 30, 2016 is shown below:

(all dollar amounts in $ millions)	Total	Due less than 1 year	Due 1 to 3 years	Due 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1]	$2,012.5	$75.6	$677.9	$296.6	$962.4
Convertible debentures	358.5		—	—	358.5
Advances in aid of construction	109.1	2.9	—	—	106.2
Interest on long-term debt obligations	826.7	148.1	145.8	113.0	419.8
Purchase obligations	195.3	195.3	—	—	—
Environmental obligations	73.1	3.1	15.1	13.5	41.4
Derivative financial instruments:
Cross currency swap	89.6	3.7	6.9	46.6	32.4
Interest rate swap	22.8	—	22.8	—	—
Energy derivative contracts	0.4	0.3	0.1	—	—
Purchased power	169.3	51.6	70.2	47.5	—
Gas delivery, service and supply agreements	265.7	62.5	83.9	52.9	66.4
Long term service agreements	717.5	39.9	81.6	89.8	506.2
Capital projects	261.0	213.2	47.4	0.4	—
Operating leases	165.2	7.5	14.1	13.5	130.1
Other obligations	77.4	12.0	—	—	65.4
Total obligations	$5,344.1	$815.7	$1,165.8	$673.8	$2,688.8

1	Exclusive of deferred financing costs and bond premium/discount at the time of issuance or acquisition.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Equity
The common shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”).  As at September 30, 2016, APUC had 273,314,425 issued and outstanding common shares.
APUC may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
During the first quarter, the Company sold $1.15 billion principal amount of 5.0% convertible unsecured subordinated debentures (the “Debentures”). At the option of the holders, each Debenture will be convertible into common shares of the Company at any time after the Company acquires Empire, at a conversion price of $10.60 per common share.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at September 30, 2016, APUC had outstanding:

•	4,800,000 cumulative rate reset Series A preferred shares, yielding 4.5% annually for the initial six-year period ending on December 31, 2018;

•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.0% annually for the initial five year period ending on March 31, 2019.
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of shares of APUC. As at September 30, 2016, 57.3 million common shares representing approximately 21% of total shares outstanding had been registered with the Reinvestment Plan. During the quarter ended September 30, 2016, 599,375 common shares were issued under the Reinvestment Plan, and subsequent to the end of the quarter, on October 14, 2016, an additional 725,171 common shares were issued under the Reinvestment Plan.
SHARE BASED COMPENSATION PLANS
For the nine months ended September 30, 2016, APUC recorded $4.1 million in total share-based compensation expense, as compared to $3.7 million for the same period in 2015.  There is no tax benefit associated with the share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2016, total unrecognized compensation costs related to non-vested options and share unit awards were $4.0 million and $2.7 million, respectively, and are expected to be recognized over a period of 1.93 and 1.86 years, respectively.
Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers.  Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
APUC determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the nine months ended September 30, 2016, the Company granted 2,596,025 options to executives of the Company. The options allow for the purchase of common shares at a price of $10.86, the market price of the underlying common share at the date of grant. In March 2016, executives of the Company exercised 3,715,663 stock options at a weighted average exercise price of $5.25 in exchange for 2,720,980 common shares issued from treasury and 994,683 shares withheld as payment in lieu of minimum tax withholdings.
As at September 30, 2016, a total of 6,045,014 options are issued and outstanding under the plan.
Performance Share Units
APUC issues performance share units (“PSUs”) to certain members of management other than senior executives as part of APUC’s long-term incentive program.  During the nine months ended September 30, 2016, the Company granted (including dividends) 212,301 PSUs to executives and employees of the Company. During the second quarter the Company settled 173,441 PSU by issuing 87,361 shares from treasury, with the balance withheld as payment in lieu of minimum tax withholdings.
As at September 30, 2016, a total of 586,347 PSUs are granted and outstanding under the PSU plan.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Directors Deferred Share Units
APUC has a Directors' Deferred Share Unit Plan.  Under the plan, non-employee directors of APUC receive 50% of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs.  The DSUs provide for settlement in cash or shares at the election of APUC.  As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the nine months ended September 30, 2016, the Company issued 49,605 DSUs to the directors of the Company.
As at September 30, 2016, a total of 207,076 DSUs had been granted under the DSU plan.
Employee Share Purchase Plan
APUC has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. During the nine months ended September 30, 2016, the Company issued 100,761 common shares to employees under the ESPP.
As at September 30, 2016, a total of 452,527 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Emera Inc.
A member of the Board of APUC is an executive at Emera. For the three and nine months ended September 30, 2016, the Company's energy services business sold electricity to Maine Public Service Company (“MPS”), and Bangor Hydro (“BH”) subsidiaries of Emera, amounting to U.S. $3.1 million and U.S. $8.0 million, respectively as compared to U.S. $1.7 million and U.S. $4.8 million, respectively, during the same period in the prior year. For the three and nine months ended September 30, 2016, Liberty Utilities purchased natural gas amounting to U.S. $0.5 million and U.S. $2.8 million, respectively, as compared to U.S. $0.1 million and U.S. $1.4 million, respectively, from Emera for its gas utility customers in the same period in the prior year. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction. On May 13, 2016, a subsidiary of the Company and Emera Utility Services Inc. entered into a design, engineering, supply and construction agreement for the Tinker transmission upgrade project. The total cost of the contract is estimated at $8.6 million and is expected to be completed in 2016. The contract followed a market based request for proposal process.
There was U.S. $0.1 million included in accruals for the nine months ended September 30, 2016 related to these transactions.
Equity-method investments
The Company provides administrative and operating services to its equity-method investees, earns royalty revenue and is reimbursed for incurred costs. To that effect, during the three and nine months ended September 30, 2016, the Company charged its equity-method investees $0.9 million and $2.5 million, respectively, as compared to $0.5 million and $1.5 million, respectively, during the same period in 2015.
Senior Executives
Ian Robertson and Chris Jarratt are senior executives of APUC (collectively "Senior Executives").
The Company owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”).  In 1997, Trafalgar went into default under its debt obligations and an entity partially and indirectly owned by Senior Executives (the "Related Entity"), moved to foreclose on the assets on behalf of the Company.  Subsequent to the foreclosure action, Trafalgar went into bankruptcy.  APUC and the Related Entity have jointly pursued litigation and bankruptcy proceedings with Trafalgar since 2002.
In 2003 and 2004, the Company reimbursed the Related Entity $1.0 million of the approximately $2.0 million in third-party legal fees it had initially funded and APUC agreed to fund future legal fees and other liabilities. It was agreed that any net proceeds from the litigation and bankruptcy proceedings would be shared proportionally to the quantum of net legal costs funded by each party. On June 30, 2016, the Company received U.S. $10.1 million in proceeds from the settlement of this matter and, subsequent to quarter-end, paid U.S. $2.9 million to the Related Entity as its proportionate share. The gain to APUC, net of legal and other liabilities, of approximately U.S. $6.6 million was recorded in the second quarter.
ENTERPRISE RISK MANAGEMENT
An enterprise risk management ("ERM") framework is embedded across the organization that systematically and broadly identifies, assesses, and mitigates the key strategic, operational, financial, and compliance risks that may impact the achievement of our objectives. APUC’s ERM policy details the risk management processes, risk appetite, and risk governance

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

structure which clearly establishes accountabilities for managing risk across the organization. The risks discussed below are not intended as a complete list of all exposures that APUC may encounter. Reference should be made to APUC's most recent annual MD&A and its most recent AIF.
Treasury Risk Management
Market Price Risk
The Distribution Business Group is not exposed to market price risk as rates charged to customers are stipulated by the respective regulatory bodies.
The Generation Group predominantly enters into long term PPAs for its generation assets and hence is not exposed to market risk for this portion of its portfolio. Where a generating asset is not covered by a power purchase contract, the Generation Group may seek to mitigate market risk exposure by entering into financial or physical power hedges requiring that a specified amount of power be delivered at a specified time in return for a fixed price. There is a risk that the Company is not able to generate the specified amount of power at the specified time resulting in production shortfalls under the hedge that then requires the Company to purchase power in the merchant market. To mitigate the risk of production shortfalls under hedges, the Generation Group generally seeks to structure hedges to cover less than 100% of the anticipated production, thereby reducing the risk of not producing the minimum hedge quantities. Nevertheless, due to unpredictability in the natural resource or due to grid curtailments or mechanical failures, production shortfalls may be such that the Generation Group may still be forced to purchase power in the merchant market at prevailing rates to settle against a hedge.
Hedges currently put in place by the group along with residual exposures to the market are detailed below:
On May 15, 2012, the Generation Group entered into a financial hedge, which expires December 31, 2016, with respect to its Dickson Dam Hydro Facility located in the Western region. The financial hedge is structured to hedge 75% of the facility's expected production volume against exposure to the Alberta Power Pool’s current spot market rates. The annual unhedged production based on long term projected averages is approximately 16,000 MW-hrs annually. Therefore, each U.S. $10.00 per MW-hr change in the market prices in the Western region would result in a change in revenue of U.S. $0.2 million on an annualized basis.
The July 1, 2012 acquisition of Sandy Ridge Wind Facility included a financial hedge, which commenced on January 1, 2013, for a 10 year period.  The financial hedge is structured to hedge 72% of the Sandy Ridge Wind Facility’s expected production volume against exposure to PJM Western Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 44,000 MW-hrs annually. Therefore, each U.S. $10 per MW-hr change in the market price would result in a change in revenue of approximately U.S. $0.4 million for the year.
The December 10, 2012 acquisition of Senate Wind Facility included a physical hedge, which commenced on January 1, 2013, for a 15 year period. The physical hedge is structured to hedge 64% of the Senate Wind Facility’s expected production volume against exposure to ERCOT North Zone current spot market rates.  The annual unhedged production based on long term projected averages is approximately 188,000 MW-hrs annually. Therefore, each U.S. $10 per MW-hr change in the market price would result in a change in revenue of approximately U.S. $2 million for the year.
The December 10, 2012 acquisition of the Minonk Wind Facility included a financial hedge, which commenced on January 1, 2013, for a 10 year period. The financial hedge is structured to hedge 73% of the Minonk Wind Facility’s expected production volume against exposure to PJM Northern Illinois Hub current spot market rates. The annual unhedged production based on long term projected averages is approximately 186,000 MW-hrs annually. Therefore, each U.S. $10 per MW-hr change in market prices would result in a change in revenue of approximately U.S. $2 million for the year.
Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates. The effect of this risk exposure could be material but cannot be quantified as it is dependent on both the amount of shortfall and the market price of electricity at the time of the shortfall.
In addition to the above noted hedges, from time to time the Generation Group enters into short-term derivative contracts (with terms of one to three months) to further mitigate market price risk exposure due to production variability. As at September 30, 2016, the Generation Group had not entered into any such short-term derivative contracts.
The January 1, 2013 acquisition of the Shady Oaks Wind Facility included a power sales contract, which commenced on June 1, 2012 for a 20 year period. The power sales contract is structured to hedge the preponderance of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates.  For the unhedged portion of production based on expected long term average production, each U.S. $10 per MW-hr change in market prices would result in a change in revenue of approximately U.S. $0.5 million for the year.
Interest Rate Risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to interest rate risk. Borrowings subject to variable interest rates are as follows:

•
The Corporate Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2016. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

•
The Generation Credit Facility is subject to a variable interest rate and had $171.0 million outstanding as at September 30, 2016. A 100 basis point change in the variable rate charged would impact interest expense by $1.7 million annually;

•
The Distribution Credit Facility is subject to a variable interest rate and had $13.1 million (U.S. $10.0 million) outstanding as at September 30, 2016. A 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually;

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•
The Corporate Term Facility is subject to a variable interest rate and had $308.2 million (U.S. $235.0 million) outstanding as at September 30, 2016. A 100 basis point change in the variable rate charged would impact interest expense by $3.1 million annually;

•
The Park Water System term credit facility is subject to a variable interest rate and had $29.1 million (U.S. $22.5 million) outstanding as at September 30, 2016. A 100 basis point change in the variable rate charged would impact interest expense by $0.3 million annually; and

•	To mitigate financing risk, from time to time APUC may seek to fix interest rates on expected future financings.

◦
In the fourth quarter of 2014, the Generation Group entered into a hedge to fix the underlying interest rate for the anticipated refinancing of its $135.0 million bond maturing in July 2018. Hedge accounting treatment applies to this transaction. Consequently, changes in fair value, to the extent deemed effective, are being recorded in Other Comprehensive Income.

◦
Subsequent to the quarter, the Distribution Group entered into a hedge to fix the underlying interest rate for U.S. $500.0 million of anticipated debt financing associated with the Empire acquisition. The hedges mature on February 13, 2017 and consist of forward purchase contracts of U.S.$ 250.0 million 10 year US treasuries and U.S. $250.0 million 30 year U.S. treasuries. Hedge accounting treatment applies to this transaction. Consequently, changes in fair value, to the extent deemed effective, are being recorded in Other Comprehensive Income.

APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Tax Risk and Uncertainty
Although APUC is of the view that all expenses being claimed by APUC are reasonable and that the cost amount of APUC’s depreciable properties have been correctly determined, there can be no assurance that the Canada Revenue Agency ("CRA") or the Internal Revenue Service will agree with this determination. A successful challenge by either agency regarding the deductibility of such expenses or the correctness of such cost amounts could impact the return to shareholders.
Liquidity Risk
Liquidity risk is the risk that APUC and its subsidiaries will not be able to meet their financial obligations as they become due.
Both the Generation Group and the Distribution Group have established financing platforms to access new liquidity from the capital markets as requirements arise. APUC continually monitors the maturity profile of its debt and adjusts accordingly to ensure sufficient liquidity exists to meet liabilities when due.
As at September 30, 2016, APUC and its subsidiaries had a combined $434.7 million of liquidity available under the Facilities remaining and $47.5 million of cash on hand resulting in $482.2 million of total liquidity and capital reserves.
APUC currently pays a dividend of U.S. $0.4235 per common share per year. The Board determines the amount of dividends to be paid, consistent with APUC’s commitment to the stability and sustainability of future dividends, after providing for amounts required to administer and operate APUC and its subsidiaries, for capital expenditures in growth and development opportunities, to meet current tax requirements, and to fund working capital that, in its judgment, ensures APUC’s long-term success.
The current and long term portion of debt and convertible debentures, exclusive of deferred financing costs and bond premium/discount at the time of issuance or acquisition totals $2,371.1 million. In the event that APUC was required to replace the Facilities and project debt with borrowings having less favorable terms or higher interest rates, the level of cash generated for dividends and reinvestment may be negatively impacted.
The cash flow generated from several of APUC’s operating facilities is subordinated to senior operating facility debt. In the event that there was a breach of covenants or obligations with regard to any of these particular loans which was not remedied, the loan could go into default which could result in the lender realizing on its security and APUC losing its investment in such operating facility. APUC actively manages cash availability at its operating facilities to ensure they are adequately funded and minimize the risk of this possibility.

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OPERATIONAL RISK MANAGEMENT
Litigation Risks and Other Contingencies
APUC and certain of its subsidiaries are involved in various litigations, claims and other legal proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Trafalgar Proceedings
Trafalgar commenced an action in 1999 in U.S. District Court against various Algonquin entities in connection with, among other things, the sale of the Trafalgar Class B Note by Aetna Life Insurance Company to the Algonquin entities and in connection with the foreclosure on the security for the Trafalgar Class B Note which includes interests in the Trafalgar entities and in the hydroelectric generating facilities in New York (the “Trafalgar Hydro Facilities”). Over the past 16 years there have been various District Court adversary proceedings and bankruptcy proceedings in connection with this matter.
By the end of July, 2015, the Trafalgar Hydro Facilities were all sold with the Bankruptcy Court’s approval.
In June, 2016, all of the above legal proceedings were settled pursuant to the terms outlined in the United States Bankruptcy Court for the Northern District of New York Order Approving Terms of Settlement which was entered into Bankruptcy Court on June 20, 2016. Pursuant to the Global Settlement, U.S. Bank was allowed U.S. $1.5 million. The Algonquin entities were allowed approximately U.S. $10.1 million which amount was received on June 30, 2016.
Long Sault Global Adjustment Claim
In December 2012, N-R Power and Energy Corporation, Algonquin Power (Long Sault) Partnership, and N-R Power Partnership (“Long Sault”) commenced proceedings (together with the other similarly affected non-utility generators) against the OEFC relating to the OEFC’s interpretation of certain provisions of a PPA between Long Sault and the OEFC, in relation to the use of the global adjustment (“GA”) as a price escalator. On March 12, 2015, the Ontario Superior Court of Justice ruled that the methodology that the OEFC used from January 1, 2011, onward to calculate payments under Long Sault's PPA, and those of other producers, did not comply with the terms of those PPAs. The decision further requires the OEFC to revert to its pre-2011 methodology for calculating payments and to pay producers the difference between the payments calculated by the OEFC since 2011 and the amount of the payments they would have received using the pre-2011 methodology, plus interest and costs. On April 10, 2015, the OEFC appealed to the Court of Appeal to set aside the Divisional Court’s judgment of March 12, 2015. The appeal was heard on December 14 and December 15, 2015. The Ontario Court of Appeal dismissed the OEFC’s appeal by judgment dated April 19, 2016. OEFC has sought leave to appeal to the Supreme Court of Canada (the “SCC”). In addition, OEFC brought a motion to stay the payment of the retroactive payments pending its appeal to the SCC. On August 5, 2016, the Court of Appeal denied OEFC’s motion for a stay. On September 13, 2015, the Ontario Court of Appeal dismissed the motion brought by the OEFC to set aside or vary the order. On October 21, 2016, the OEFC made retroactive payments of $5.1 million and $0.3 million of interest to Long Sault. Retention by Long Sault of the retroactive payment and any prior payments received in relation to the legal case continue to depend on the outcome of OEFC’s application leave to appeal to the SCC and the outcome of the leave, if granted.
Côte Ste-Catherine Water Lease Dues
In October 2011, the Quebec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the Government of Quebec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.
The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position.  As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6.9 million. In 2012, the Company paid an amount of $1.9 million to the Government of Quebec in relation to the early years covered by the claim in order to mitigate the impact of accruing interest on any amount ultimately determined to be payable or recoverable. The parties continue to engage in settlement discussions with a view to resolving this matter.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2016:

(all dollar amounts in $ millions except per share information)	4th Quarter 2015	1st Quarter 2016	2nd Quarter 2016	3rd Quarter 2016
Revenue	$260.3	$341.7	$222.8	$221.3
Adjusted EBITDA	109.6	147.9	99.2	91.4
Net earnings / (loss) attributable to shareholders from continuing operations	38.1	42.0	24.8	17.7
Net earnings / (loss) attributable to shareholders	38.0	42.0	24.8	17.7
Net earnings / (loss) per share from continuing operations	0.14	0.15	0.08	0.06
Net earnings / (loss) per share	0.14	0.15	0.08	0.06
Adjusted Net Earnings	39.7	56.1	30.9	26.6
Adjusted Net Earnings per share	0.15	0.21	0.11	0.09
Total assets	4,991.7	5,615.5	5,555.0	6,020.8
Long term debt[1]	1,486.8	2,214.5	2,199.9	2,380.8
Dividend declared per common share	$0.13	$0.13	$0.14	$0.14
	4th Quarter 2014	1st Quarter 2015	2nd Quarter 2015	3rd Quarter 2015
Revenue	$259.3	$381.9	$196.2	$189.6
Adjusted EBITDA	84.3	114.5	81.1	70.2
Net earnings / (loss) attributable to shareholders from continuing operations	33.1	43.1	20.6	16.7
Net earnings/(loss) attributable to shareholders	31.6	43.1	19.9	16.5
Net earnings / (loss) per share from continuing operations	0.13	0.16	0.07	0.06
Net earnings/(loss) per share	0.13	0.16	0.07	0.05
Adjusted Net Earnings	35.2	42.6	22.2	17.3
Adjusted Net Earnings per share	0.14	0.17	0.08	0.06
Total assets	4,105.1	4,531.4	4,396.5	4,759.0
Long term debt[1]	1,271.7	1,482.7	1,440.3	1,613.3
Dividend declared per common share	$0.10	$0.11	$0.12	$0.13

1	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $189.6 million and $381.9 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, hydrology and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from U.S. operations.
Quarterly net earnings attributable to shareholders have fluctuated between net earnings attributable to shareholders of $43.1 million and a net earnings of $16.5 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS
As of September 30, 2016, APUC carried out an evaluation, under the supervision of and with the participation of APUC’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of September 30, 2016, APUC’s disclosure controls and procedures are effective.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting.  Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  The control framework management used to design the issuer’s internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
For the nine months ended September 30, 2016, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.
Except for adopted accounting policies described in note 2(a), the significant accounting policies and estimates applied to the unaudited interim consolidated financial statements of APUC for the nine months ended September 30, 2016, are consistent with those disclosed in APUC’s MD&A and Note 1 of its consolidated financial statements for the year ended December 31, 2015, available on SEDAR.

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